
04031910

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

IndyMac ABS, Inc.
(Exact Name of Registrant as Specified in Charter)

0001194344
(Registrant CIK Number)

Form 8-K for June 7, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-47158
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pasadena, State of California, on JUNE 7, 2004.

IndyMac ABS, INC.

By: [signature]
Name: Victor H. Woodworth
Title: Vice President

NY1 5555541v1

Exhibit Index

NY1 5557332v1

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY UBS Securities LLC

for

IndyMac ABS, INC.

Home Equity Mortgage Loan Asset-Backed Certificates,
Series SPMD 2004-A

The following is a preliminary Term Sheet. All terms and statements herein are subject to change.

ABS New Issue Term Sheet

$443,250,000
(APPROXIMATE)

IndyMac ABS, Inc.
(DEPOSITOR)



IndyMac Bank
(SELLER & MASTER SERVICER)

Home Equity Mortgage Loan Asset-Backed Trust Series SPMD 2004-A

May 25, 2004


UBS Investment Bank

COMPUTATIONAL MATERIALS DISCLAIMER

The analysis in this report is based on information provided by IndyMac Bank F.S.B. (the "Seller and Master Servicer"). UBS Securities LLC ("UBS") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by UBS and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and UBS is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus Supplement and Prospectus relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBS in reliance upon information furnished by the Seller and Master Servicer. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBS nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBS AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES (OTHER THAN UBS). UBS IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

IndyMac ABS, Inc.

$443,250,000 (APPROXIMATE OFFERED CERTIFICATES)

Home Equity Mortgage Loan Asset-Backed Trust, Series SPMD 2004-A

Structure Overview

Class(1)(2)	Initial Certificate Principal Balance ($)(3)	Certificate Type	Expected WAL (years)(4)(5) Call / Maturity	Expected Principal Window(4)(5) Start – Call – Maturity	Legal Final Maturity Date	Expected Ratings (S&P / Moody's / Fitch)
A-1(7)	267,868,000	FLT / SEN / PT	2.47 / 2.68	07/04 – 10/11 – 11/20	July 2034	AAA / Aaa / AAA
A-2(7)	52,102,000	FLT / SEN / SEQ	1.00 / 1.00	07/04 – 06/06 – 06/06	July 2034	AAA / Aaa / AAA
A-3(7)	37,780,000	FLT / SEN / SEQ	4.43 /	06/06 – 10/11 – 11/20	July 2034	AAA / Aaa / AAA
M-1(7,8)	28,125,000	FLT / MEZZ	5.07 / 5.61	11/07 – 10/11 – 04/18	July 2034	AA / Aa2 / AA
M-2(7,8)	22,050,000	FLT / MEZZ	5.01 / 5.50	09/07 – 10/11 – 03/17	July 2034	A / A2 / A
M-3(7,8)	5,625,000	FLT / MEZZ	4.99 / 5.44	09/07 – 10/11 – 12/15	July 2034	A- / A3 / A-
M-4(7,8)	11,700,000	FLT / MEZZ	4.97 / 5.37	08/07 – 10/11 – 06/15	July 2034	BBB+ / Baa2 / BBB+
M-5(7,8)	4,950,000	FLT / MEZZ	4.97 / 5.28	07/07 – 10/11 – 04/14	July 2034	BBB / NR / BBB
M-6(7,8)	4,500,000	FLT / MEZZ	4.95 / 5.18	07/07 – 10/11 – 08/13	July 2034	BBB / NR / BBB-
M-7(8)	8,550,000	FIX / MEZZ	4.86 / 4.91	07/07 – 10/11 – 10/12	July 2034	BBB- / NR / NR
Total	**$443,250,000**					

(1) The Class A-1 Certificates are backed by a pool of adjustable-rate and fixed-rate, first lien residential, subprime mortgage loans with principal balances at origination that conform to Fannie Mae and Freddie Mac loan limits. The Class A-2 Certificates and Class A-3 Certificates are backed by a pool of adjustable-rate and fixed-rate, first lien residential, subprime mortgage loans with principal balances at origination that may or may not conform to Fannie Mae and Freddie Mac loan limits. The Class M Certificates are backed by all of the mortgage loans.

(2) The Offered Certificates will be subject to the Net WAC Rate Cap as described herein.

(3) Subject to a variance of +/- 5%.

(4) To 10% Optional Termination at the Pricing Speed.

(5) To maturity at the Pricing Speed.

(6) [reserved]

(7) Beginning with the first Distribution Date after the Optional Termination Date, the certificate margin for each of the Class A Certificates (other than the Class A-2 Certificates) will increase to *two times* each such Certificate's initial certificate margin and the certificate margin for each of the Floating-Rate Class M Certificates will increase to *one-and-a-half times* each such Certificate's initial certificate margin.

(8) The Class M Certificates will not receive principal distributions prior to the Stepdown Date.

Pricing Speed

Fixed-Rate Mortgage Loans	4.6% CPR growing to 23% CPR over 12 months and 23% CPR thereafter
Adjustable-Rate Mortgage Loans	27% CPR

Transaction Overview

Trust:	Home Equity Mortgage Loan Asset-Backed Trust, Series 2004-A
Depositor:	IndyMac ABS, Inc.
Seller and Master Servicer:	IndyMac Bank F.S.B.
Co-Lead Underwriters:	UBS Securities LLC and Countrywide Securities Corporation
Trustee and Custodian:	Deutsche Bank National Trust Company
Class A Certificates:	The Class A-1 Certificates, Class A-2 Certificates and Class A-3 Certificates.
Class M Certificates:	The Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates and Class M-7 Certificates.
Floating-Rate Certificates:	The Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates.
Fixed-Rate Certificates:	The Class M-7 Certificates.
Floating-Rate Class M Certificates:	The Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates.
Senior Group II Certificates:	The Class A-2 Certificates and Class A-3 Certificates.
Offered Certificates:	The Class A Certificates and Class M Certificates.
Retained Certificates:	The Class C Certificates, Class P Certificates and Class R Certificates.
Expected Pricing Date:	On or about May [28], 2004
Collateral:	As of May 1, 2004 (the "Statistical Calculation Date"), the Mortgage Loans consist of approximately 2,402 adjustable-rate and fixed-rate, first lien, closed-end, subprime mortgage loans with an aggregate principal balance of approximately $402,869,629. The Mortgage Loans will be broken into two groups. The Group I Mortgage Loans will consist of approximately 2,032 Mortgage Loans totaling $301,652,216 with principal balances at origination that conform to Fannie Mae and Freddie Mac loan limits. The Group II Mortgage Loans will consist of approximately 370 Mortgage Loans totaling $101,217,413 with principal balances at origination that may or may not conform to Fannie Mae and Freddie Mac loan limits. The principal balances of the Mortgage Loans as of the Statistical Calculation Date represent scheduled balances as of May 1, 2004. The aggregate principal balance of the Mortgage Loans delivered on the Closing Date will be approximately $450,000,000. Certain of the Mortgage Loans identified in this term sheet may be deleted and additional Mortgage Loans will be included in the final pool of Mortgage Loans. Notwithstanding any such additions or deletions, the characteristics of the pool of Mortgage Loans delivered on the Closing Date are not expected to differ materially from the characteristics of the Mortgage Loans identified in this term sheet.
Expected Closing Date:	On or about June [8], 2004
Legal Final Maturity Date:	July 25, 2034. This date represents the Distribution Date occurring in the month following the maturity date of the latest maturing Mortgage Loan.
Cut-off Date:	June 1, 2004

Transaction Overview

Record Date:

Floating-Rate Certificates: The close of business on the business day immediately preceding the related Distribution Date.

Fixed-Rate Certificates: The close of business on the last business day of the month immediately preceding the month in which the related Distribution Date occurs.

Distribution Date:

The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in July 2004.

Determination Date:

The Determination Date with respect to any Distribution Date is on the 15th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.

Due Period:

The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.

Prepayment Period:

The Prepayment Period with respect to any Distribution Date is the period commencing on the day after the Determination Date in the month preceding the month in which such Distribution Date falls (or, in the case of the first Distribution Date, from June 1, 2004) and ending on the Determination Date of the calendar month in which such Distribution Date falls.

Interest Accrual Period:

Floating-Rate Certificates: Interest will initially accrue from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on the basis of a 360-day year and the actual number of days elapsed. Each class of Floating-Rate Certificates will initially settle flat (no accrued interest).

Fixed-Rate Certificates: For each Distribution Date will be the calendar month immediately preceding the calendar month in which such Distribution Date occurs. Interest will accrue during the related Interest Accrual Period on the basis of a 360-day year consisting of twelve 30-day months. Each class of Fixed-Rate Certificates will settle with accrued interest and will have a 24-day payment delay.

Administrative Fees:

The Servicing Fee calculated at the Servicing Fee Rate of 0.500% per annum and the Trustee Fee calculated at the Trustee Fee Rate of [0.010]% per annum. The Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.

Servicing Advances:

The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans only to the extent such amounts are deemed recoverable. The Master Servicer is entitled to reimbursement for these advances, and therefore these advances are not a form of credit enhancement.

Optional Termination:

The Master Servicer (or if the Master Servicer fails to exercise its option, the NIMs Insurer, if any) may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date.

Optional Termination Date:

The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Closing Date.

Minimum Denominations:

$50,000 and integral multiples of $1 in excess thereof.

Taxation:

The Trust will be established as one or more REMICs for federal income tax purposes.

Transaction Overview

Form of Registration: It is expected that delivery of the certificates will be made in book-entry form through the Same-Day Funds Settlement System of The Depository Trust Company, which may include delivery through Clearstream, Société Anonyme or Euroclear System, on or about June [8], 2004 against payment therefore in immediately available funds.

ERISA Considerations: The Offered Certificates will be ERISA eligible as of the Closing Date. However, if you are a fiduciary of any retirement plan or other employee benefit arrangement subject to the Employee Retirement Income Security Act of 1974, as amended, or Section 4975 of the Internal Revenue Code of 1986, you should consult with counsel as to whether you can buy or hold an Offered Certificate.

SMMEA Eligibility: The Class A Certificates and the Class M-1 Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA") for so long as they are rated not lower than the second highest rating category by one or more nationally recognized statistical rating organizations and, as such, will be legal investments for certain entities to the extent provided in SMMEA and applicable state laws.

The Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates and Class M-7 Certificates will not constitute "mortgage related securities" for purposes of SMMEA.

Credit Enhancement

Credit Enhancement:

1) Excess Spread
2) Overcollateralization ("OC")
3) Subordination

Excess Spread:

The initial weighted average net mortgage rate of the Mortgage Loans will be greater than the weighted average Pass-Through Rate of the Class A Certificates and Class M Certificates, resulting in excess cash flow.

The average monthly Excess Spread for the first 12 months is expected to be approximately [3.95]%.

Overcollateralization Amount:

The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to principal prepayments received during the related Prepayment Period) over (b) the sum of the aggregate Certificate Principal Balances of the Class A Certificates, Class M Certificates and Class P Certificates, after taking into account the distribution of principal on such Distribution Date.

Overcollateralization Target Amount:

With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to 1.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 3.00% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to principal prepayments received during the related Prepayment Period) and (y) approximately $2,250,000 or (iii) if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Certificates will be fully funded on the Closing Date.

Overcollateralization Reduction Amount:

For any Distribution Date, the lesser of (A) the principal remittance amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralization Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the principal remittance amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Net Monthly Excess Cashflow:

For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds over the sum of (i) the Senior Interest Distribution Amount distributable to the Class A Certificates, (ii) the Interest Distribution Amount distributable to the Class M Certificates and (iii) the principal remittance amount.

Credit Enhancement Percentage:

The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the OC) by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Group I and Group II Principal Distribution Amount to the holders of the certificates then entitled to distributions of principal on such Distribution Date.

CREDIT ENHANCEMENT PERCENTAGE

Certificate Class	Closing Date	After Stepdown Date
A	20.50%	41.00%
M-1	14.25%	28.50%
M-2	9.35%	18.70%
M-3	8.10%	16.20%
M-4	5.50%	11.00%
M-5	4.40%	8.80%
M-6	3.40%	6.80%
M-7	1.50%	3.00%

Credit Enhancement

Stepdown Date: The earlier to occur of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (A) the Distribution Date in July 2007 and (B) the date that the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distributions of the Group I Principal Distribution Amount or the Group II Principal Distribution Amount, to the holders of the certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to 41.00%.

Trigger Event: With respect to any Distribution Date on or after the Stepdown Date, a Trigger Event is in effect if:

(a) the percentage obtained by dividing (x) the aggregate principal amount of Mortgage Loans delinquent 60 days or more (including Mortgage Loans in foreclosure, Mortgage Loans with respect to which the related mortgaged properties have been acquired by the Trust and Mortgage Loans discharged due to bankruptcy) by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds the applicable percentages of the Credit Enhancement Percentage for the prior Distribution Date as specified in the Pooling and Servicing Agreement for the most senior class of Certificates then outstanding; or

(b) the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period (reduced by the aggregate amount of subsequent recoveries received through the last day of the related Due Period) divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
June 2007 through May 2008	[2.75]%
June 2008 through May 2009	[3.75]%
June 2009 through May 2010	[4.25]%
June 2010 and thereafter	[4.50]%

Payment of Interest

Interest Carry Forward Amount:	For each of the Class A Certificates and Class M Certificates, on any Distribution Date, the sum of (i) the excess of (A) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any undistributed Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess accrued at the Pass-Through Rate for such class.
Pass-Through Rate:	The Pass-Through Rate on any Distribution Date with respect to each class of Certificates will equal the lesser of (a) the related Formula Rate (with respect to the Floating-Rate Certificates) or the related fixed-rate (with respect to the Fixed-Rate Certificates) for such distribution date and (b) the Net WAC Rate Cap for such Distribution Date.
Formula Rate:	The Formula Rate for each class of Floating-Rate Certificates will equal the lesser of (a) 1-Month LIBOR as of the related LIBOR Determination Date plus the applicable certificate margin and (b) the Maximum Cap Rate.
Interest Distribution Amount:	The Interest Distribution Amount for each of the Class A and Class M Certificates on any Distribution Date will be equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable Pass-Through Rate for such class and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of Prepayment Interest Shortfalls not covered by Compensating Interest and shortfalls resulting from the application of the Relief Act in each case to the extent such shortfalls are not allocated to interest accrued on the Class C Certificates.
Senior Interest Distribution Amount:	The Senior Interest Distribution Amount on any Distribution Date will be equal to the sum of the Interest Distribution Amount for such Distribution Date with respect to the Class A Certificates and the Interest Carry Forward Amount, if any, for that Distribution Date with respect to the Class A Certificates.
Expense Adjusted Net Mortgage Rate:	The per annum rate equal to the weighted average of the mortgage rates of each Mortgage Loan as of the first day of the related Due Period minus the sum of (a) the Trustee Fee Rate and (b) the Servicing Fee Rate.
Expense Adjusted Net Maximum Mortgage Rate:	The per annum rate equal to the weighted average of the maximum mortgage rates (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the sum of (a) the Trustee Fee Rate and (b) the Servicing Fee Rate.
Basis Risk Shortfall:	Because the majority of the adjustable-rate Mortgage Loans accrue interest based on 6-month LIBOR, with most having delayed first adjustments, and because the Pass-Through Rates on the Floating-Rate Certificates are calculated based on 1-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise distributable to such Certificates in certain periods. Since the adjustable-rate Mortgage Loans are constrained by interim caps, such shortfalls may also occur if either 6-month or 1-month LIBOR rise rapidly. To mitigate the risk of such Basis Risk Shortfalls, the Certificates will benefit from an interest rate Corridor Contract. The notional schedule and strike rates for the Corridor Contract are available at the end of this term sheet.

Payment of Interest

Net WAC Rate Carryover Amount:

For any Distribution Date, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the undistributed portion of any such amounts from the prior Distribution Date and (ii) interest accrued thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The Net WAC Rate Carryover Amount will be distributed first, from any payments received under the Corridor Contract, and second from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. The ratings on each class of Certificates do not address the likelihood of the distribution of any Net WAC Rate Carryover Amount.

Net WAC Rate Cap:

Class A Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans, in the case of the Class A-1 Certificates and the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans, in the case of the Class A-2 Certificates and Class A-3 Certificates, in each case subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class M Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans and the Group II Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current Certificate Principal Balance of the related Class A Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Maximum Cap Rate:

The Maximum Cap Rate for any Distribution Date and each class of Floating-Rate Certificates is calculated in the same manner as the related Net WAC Rate Cap, but based on the Expense Adjusted Net Maximum Mortgage Rates of the applicable Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the applicable Mortgage Loans.

Interest Payment Priority:

On each Distribution Date, the Interest Remittance Amount will be distributed in the following order of priority:

(i) from the Group I Interest Remittance Amount, to the holders of the Class A-1 Certificates the Senior Interest Distribution Amount related to such Certificates and from the Group II Interest Remittance Amount, to the holders of the Class A-2 Certificates and Class A-3 Certificates *pro rata*, the Senior Interest Distribution Amount related to such Certificates. Any combined Interest Remittance Amount remaining after the payment of the above will be available to pay any Senior Interest Distribution Amount to the unrelated group;

(ii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-1 Certificates the Interest Distribution Amount for such class;

(iii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-2 Certificates the Interest Distribution Amount for such class;

(iv) from the combined remaining Interest Remittance Amount, to the holders of the Class M-3 Certificates the Interest Distribution Amount for such class;

(v) from the combined remaining Interest Remittance Amount, to the holders of the Class M-4 Certificates the Interest Distribution Amount for such class;

(vi) from the combined remaining Interest Remittance Amount, to the holders of the Class M-5 Certificates the Interest Distribution Amount for such class;

(vii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-6 Certificates the Interest Distribution Amount for such class; and

(viii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-7 Certificates the Interest Distribution Amount for such class.

Payment of Principal

Group I Principal Distribution Amount: The Group I Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group I Mortgage Loans due during the related Due Period, received or advanced on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of Group I Mortgage Loans (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group I Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date (based on the Class A-1 Allocation Percentage) MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date (based on the Class A-1 Allocation Percentage).

Group II Principal Distribution Amount: The Group II Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group II Mortgage Loans due during the related Due Period, received or advanced on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of Group II Mortgage Loans (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group II Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date (based on the Class A-2 Allocation Percentage) MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date (based on the Class A-2 Allocation Percentage).

Class A-1 Allocation Percentage: The Class A-1 Allocation Percentage for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is, (i) the Group I Principal Remittance Amount for such Distribution Date, and the denominator of which is (ii) the Principal Remittance Amount for such Distribution Date.

Senior Group II Allocation Percentage: The Senior Group II Allocation Percentage for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is, (i) the Group II Principal Remittance Amount for such Distribution Date, and the denominator of which is (ii) the Principal Remittance Amount for such Distribution Date.

Class A-1 Principal Distribution Amount: The Class A-1 Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 59.00% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus approximately $1,684,708.

Senior Group II Principal Distribution Amount: The Senior Group II Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Senior Group II Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 59.00% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus approximately $565,292.

Payment of Principal

Class M-1 Principal Distribution Amount:	The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A-1 and Class A-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 71.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,250,000.
Class M-2 Principal Distribution Amount:	The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates and Class M-1 Certificates (after taking into account the payment of the Class A-1, Class A-2 and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 81.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,250,000.
Class M-3 Principal Distribution Amount:	The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates and Class M-2 Certificates (after taking into account the payment of the Class A-1, Class A-2, Class M-1, and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 83.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,250,000.
Class M-4 Principal Distribution Amount:	The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates (after taking into account the payment of the Class A-1, Class A-2, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 89.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,250,000.
Class M-5 Principal Distribution Amount:	The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates and Class M-4 Certificates (after taking into account the payment of the Class A-1, Class A-2, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 91.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,250,000.

Payment of Principal

Class M-6 Principal Distribution Amount:

The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates and Class M-5 Certificates (after taking into account the payment of the Class A-1, Class A-2, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 93.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,250,000.

Class M-7 Principal Distribution Amount:

The Class M-7 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates (after taking into account the payment of the Class A-1, Class A-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 97.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,250,000.

Principal Payment Priority:

On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I Principal Distribution Amount, and the Group II Principal Distribution Amount shall be distributed as follows:

(i) the Group I Principal Distribution Amount to the holders of the Class A-1 Certificates until the Certificate Principal Balance thereof has been reduced to zero and then, after taking into account the amount distributed pursuant to clause (ii) below, to the holders of the Senior Group II Certificates after taking into account the distribution of the Group II Principal Distribution Amount already distributed, as described herein, until the Certificate Principal Balance thereof has been reduced to zero;

(ii) the Group II Principal Distribution Amount to the holders of the Senior Group II Certificates until the Certificate Principal Balance thereof has been reduced to zero and then, after taking into account the amount distributed pursuant to clause (i) above, to the holders of the Class A-1 Certificates after taking into account the distribution of the Group I Principal Distribution Amount already distributed, as described herein, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-1 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distribution of (i) and (ii) and (iii) above until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-2 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distribution of (i), (ii), and (iii) above until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-3 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distribution of (i), (ii), (iii), and (iv) above until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-4 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distribution of (i), (ii), (iii), (iv), and (v) above until the Certificate Principal Balance thereof has been reduced to zero;

Payment of Principal

Principal Payment Priority (continued):

(vii) to the holders of the Class M-5 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distribution of (i), (ii), (iii), (iv), (v) and (vi) above until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-6 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi) and (vii) above until the Certificate Principal Balance thereof has been reduced to zero; and

(ix) to the holders of the Class M-7 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii) above until the Certificate Principal Balance thereof has been reduced to zero.

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group I Principal Distribution Amount and the Group II Principal Distribution Amount shall be distributed as follows:

(i) Concurrently, to the holders of the Class A-1 Certificates, the Class A-1 Principal Distribution Amount and to the holders of the Senior Group II Certificates, the Senior Group II Principal Distribution Amount, until the Certificate Principal Balances thereof have been reduced to zero.

(a) Any Class A-1 Principal Distribution Amount or Group I Principal Distribution Amount remaining undistributed will be distributed to the holders of the Senior Group II Certificates on a *pro rata* basis based on the Senior Group II Principal Distribution Amount after taking into account the distribution of the Group II Principal Distribution Amount as described herein, up to an amount equal to the Senior Group II Principal Distribution Amount remaining undistributed, until the Certificate Principal Balance thereof has been reduced to zero.

(b) Any Senior Group II Principal Distribution Amount or Group II Principal Distribution Amount remaining undistributed will be distributed to the holders of the Class A-1 Certificates on a *pro rata* basis based on the Class A-1 Principal Distribution Amount after taking into account the distribution of the Group I Principal Distribution Amount as described herein, up to an amount equal to the Class A-1 Principal Distribution Amount remaining undistributed, until the Certificate Principal Balance thereof has been reduced to zero.

(ii) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(viii) to the holders of the Class M-7 Certificates, the Class M-7 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

Payment of Principal

Monthly Excess Cashflow Distributions:

With respect to any Distribution Date, any Net Monthly Excess Cashflow shall be distributed as follows:

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount allocated *pro rata* between the Group I Principal Distribution Amount and Group II Principal Distribution Amount based on the amount of principal received from each Mortgage Loan Group, and distributable as part of the respective Group I and Group II Principal Distribution Amount;

(ii) to the holders of the Class M-1 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(iii) to the holders of the Class M-1 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iv) to the holders of the Class M-2 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(v) to the holders of the Class M-2 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(vi) to the holders of the Class M-3 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(vii) to the holders of the Class M-3 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(viii) to the holders of the Class M-4 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(ix) to the holders of the Class M-4 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(x) to the holders of the Class M-5 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xi) to the holders of the Class M-5 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xii) to the holders of the Class M-6 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xiii) to the holders of the Class M-6 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xiv) to the holders of the Class M-7 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xv) to the holders of the Class M-7 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xvi) to make payments to the Net WAC Rate Carryover Reserve Account, to the extent required to distribute to the holders of the Certificates any Net WAC Rate Carryover Amounts for such classes after taking into account any amounts received under the Corridor Contract;

(xvii) to the holders of the Class C Certificates, Class R Certificates and Class P Certificates as provided in the Pooling and Servicing Agreement.

The Mortgage Loans (All Collateral)

COLLATERAL SUMMARY

Statistics for the Mortgage Loans listed below are based on the Statistical Calculation Date.

Scheduled Principal Balance:	$ 402,869,629
Number of Mortgage Loans:	2,402
Average Scheduled Principal Balance:	$ 167,723
Weighted Average Gross Coupon:	7.170%
Weighted Average Net Coupon:	6.670%
Weighted Average Original FICO Score:	590
Weighted Average Original LTV Ratio:	77.82%
Weighted Average Stated Remaining Term (months):	353
Weighted Average Seasoning (months):	2
Weighted Average Months to Next Adjustment Date[(1)]:	24
Weighted Average Gross Margin[(1)]:	4.964%
Weighted Average Initial Rate Cap[(1)]:	2.993%
Weighted Average Periodic Rate Cap[(1)]:	1.040%
Weighted Average Gross Maximum Lifetime Rate[(1)]:	13.125%
Weighted Average Gross Minimum Lifetime Rate[(1)]:	5.035%
Interest-Only Hybrid ARMs:	7.66%

(1) ARM Loans only

* All references in the tables below to Weighted Average Debt-to-Income Ratio *exclude* zero values

The Mortgage Loans (All Collateral)

DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE

Current Unpaid Principal Balance	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
50,000 or less	234	$ 8,001,230	1.99%	$ 34,193	8.587%	63.94%	574	84.14%	31.50%
50,001 - 100,000	492	37,654,267	9.35	76,533	8.040	75.98	576	85.97	36.12
100,001 - 150,000	578	72,412,162	17.97	125,281	7.472	78.25	579	80.90	38.67
150,001 - 200,000	395	68,921,182	17.11	174,484	7.223	78.60	588	73.30	39.38
200,001 - 250,000	246	55,157,507	13.69	224,218	7.125	77.29	585	64.86	41.25
250,001 - 300,000	192	52,674,726	13.07	274,348	6.772	80.04	600	67.51	40.99
300,001 - 350,000	104	33,883,027	8.41	325,798	6.841	79.77	597	64.84	41.44
350,001 - 400,000	59	22,201,939	5.51	376,304	6.689	78.35	599	59.13	39.96
400,001 - 450,000	41	17,598,061	4.37	429,221	6.455	77.69	619	66.05	44.85
450,001 - 500,000	20	9,627,510	2.39	481,376	6.700	76.64	601	85.20	37.96
500,001 - 550,000	8	4,212,809	1.05	526,601	6.688	77.79	633	74.54	39.00
550,001 - 600,000	21	12,269,347	3.05	584,255	6.938	74.88	601	62.09	37.61
600,001 - 650,000	6	3,833,112	0.95	638,852	6.940	77.79	593	100.00	43.07
650,001 - 700,000	3	2,029,000	0.50	676,333	6.754	77.37	595	100.00	40.78
700,001 - 750,000	1	738,750	0.18	738,750	6.625	75.00	591	100.00	33.03
750,001 - 800,000	1	775,000	0.19	775,000	6.125	65.96	573	100.00	50.12
850,001 - 900,000	1	880,000	0.22	880,000	7.625	69.02	571	100.00	41.75
TOTAL	**2,402**	**$ 402,869,629**	**100.00%**	**$ 167,723**	**7.170%**	**77.82%**	**590**	**72.85%**	**39.65%**

DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE

Current Gross Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
4.999% or below	37	$ 6,935,016	1.72%	$ 187,433	4.615%	79.31%	658	76.30%	43.13%
5.000% - 5.499%	59	16,587,916	4.12	281,151	5.247	77.78	652	56.93	40.66
5.500% - 5.999%	154	38,163,336	9.47	247,814	5.725	76.64	639	65.90	39.53
6.000% - 6.499%	216	47,010,332	11.67	217,640	6.231	77.42	616	71.46	40.27
6.500% - 6.999%	446	86,280,599	21.42	193,454	6.721	77.83	592	73.46	38.81
7.000% - 7.499%	357	60,322,431	14.97	168,970	7.199	79.29	577	74.25	39.64
7.500% - 7.999%	395	62,238,005	15.45	157,565	7.678	79.83	572	70.20	39.61
8.000% - 8.499%	234	30,991,755	7.69	132,443	8.190	81.32	568	78.13	40.29
8.500% - 8.999%	206	24,333,447	6.04	118,124	8.691	78.42	558	70.92	38.71
9.000% - 9.499%	90	8,846,470	2.20	98,294	9.184	74.96	555	80.88	39.19
9.500% - 9.999%	83	9,015,064	2.24	108,615	9.712	69.67	547	86.49	41.15
10.000% - 10.499%	39	4,143,039	1.03	106,232	10.189	65.53	545	93.42	39.01
10.500% - 10.999%	40	3,591,907	0.89	89,798	10.718	60.94	547	99.03	41.11
11.000% - 11.499%	19	1,797,821	0.45	94,622	11.183	59.59	530	93.05	37.82
11.500% - 11.999%	14	1,304,883	0.32	93,206	11.613	61.36	528	100.00	44.19
12.000% or above	13	1,307,608	0.32	100,585	12.103	64.22	525	100.00	39.35
TOTAL	**2,402**	**$ 402,869,629**	**100.00%**	**$ 167,723**	**7.170%**	**77.82%**	**590**	**72.85%**	**39.65%**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY FICO

FICO Score	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
N/A	5	$ 431,439	0.11%	$ 86,288	8.786%	62.32%	N/A	31.23%	38.83%
400 - 499	2	160,898	0.04	80,449	9.643	66.76	484	100.00	49.86
500 - 519	227	32,827,459	8.15	144,614	8.174	71.07	509	86.77	41.48
520 - 539	272	40,849,002	10.14	150,180	7.963	74.03	529	85.52	40.45
540 - 559	334	51,165,433	12.70	153,190	7.770	77.11	550	84.16	41.34
560 - 579	363	58,681,808	14.57	161,658	7.331	78.64	570	80.12	39.69
580 - 599	328	52,784,463	13.10	160,928	7.238	78.46	589	75.47	38.59
600 - 619	356	62,487,759	15.51	175,527	6.812	79.31	609	78.03	39.35
620 - 639	217	39,776,533	9.87	183,302	6.534	80.22	629	59.87	38.30
640 - 659	104	21,668,297	5.38	208,349	6.499	79.39	649	42.71	39.11
660 - 679	83	19,075,342	4.73	229,823	6.129	79.07	669	42.22	40.68
680 - 699	40	7,826,105	1.94	195,653	5.998	78.69	691	40.70	36.40
700 - 719	21	5,131,038	1.27	244,335	5.854	84.52	707	30.06	39.17
720 - 739	19	3,637,116	0.90	191,427	5.983	86.13	730	75.35	35.00
740 - 759	14	3,278,934	0.81	234,210	6.074	83.64	747	38.44	29.72
760 - 779	11	2,407,141	0.60	218,831	5.622	78.90	768	25.39	38.76
780 - 799	4	456,800	0.11	114,200	5.633	80.19	783	88.19	35.80
800 - 819	1	68,763	0.02	68,763	6.000	75.00	802	100.00	32.95
840 - 859	1	155,299	0.04	155,299	7.375	79.99	850	100.00	18.67
TOTAL	**2,402**	**$ 402,869,629**	**100.00%**	**$ 167,723**	**7.170%**	**77.82%**	**590**	**72.85%**	**39.65%**

DISTRIBUTION BY LIEN STATUS

Lien Status	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
First Lien	2,402	$ 402,869,629	100.00%	$ 167,723	7.170%	77.82%	590	72.85%	39.65%
TOTAL	**2,402**	**$ 402,869,629**	**100.00%**	**$ 167,723**	**7.170%**	**77.82%**	**590**	**72.85%**	**39.65%**

DISTRIBUTION BY ORIGINAL LTV

Original LTV	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
50.00% or below	178	$ 17,909,251	4.45%	$ 100,614	7.657%	41.31%	575	66.69%	35.78%
50.01% - 55.00%	58	8,286,178	2.06	142,865	7.779	52.77	559	66.65	40.02
55.01% - 60.00%	81	12,203,331	3.03	150,658	7.437	57.99	592	46.54	36.53
60.01% - 65.00%	142	21,097,972	5.24	148,577	8.142	63.58	566	68.54	39.27
65.01% - 70.00%	161	29,155,357	7.24	181,089	7.229	68.36	577	63.61	39.39
70.01% - 75.00%	254	47,062,432	11.68	185,285	7.142	73.74	577	71.45	40.34
75.01% - 80.00%	660	123,324,295	30.61	186,855	6.685	79.41	601	74.31	40.36
80.01% - 85.00%	256	42,722,725	10.60	166,886	7.345	84.29	578	76.42	40.15
85.01% - 90.00%	354	59,431,638	14.75	167,886	7.335	89.48	593	78.31	39.74
90.01% - 95.00%	249	40,376,624	10.02	162,155	7.286	94.66	617	78.19	39.02
95.01% - 100.00%	9	1,299,826	0.32	144,425	6.916	98.94	639	100.00	39.36
TOTAL	**2,402**	**$ 402,869,629**	**100.00%**	**$ 167,723**	**7.170%**	**77.82%**	**590**	**72.85%**	**39.65%**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Full Documentation	1,853	$ 293,477,405	72.85%	$ 158,380	7.256%	78.61%	580	100.00%	40.20%
Reduced Documentation	468	93,297,328	23.16	199,353	7.007	75.30	612	0.00	38.12
Limited Documentation	34	5,357,011	1.33	157,559	7.335	74.14	568	0.00	36.09
No Doc	20	3,849,679	0.96	192,484	6.134	77.56	703	0.00	0.00
Reduced Doc No Ratio	13	3,638,857	0.90	279,912	6.184	83.73	676	0.00	0.00
No Income No Asset	11	2,829,026	0.70	257,184	6.116	79.95	680	0.00	0.00
Alt Documentation	3	420,323	0.10	140,108	6.135	70.38	571	0.00	39.05
TOTAL	**2,402**	**$ 402,869,629**	**100.00%**	**$ 167,723**	**7.170%**	**77.82%**	**590**	**72.85%**	**39.65%**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Refinance – Cashout	1,731	$ 287,672,565	71.41%	$ 166,189	7.264%	76.08%	578	74.70%	39.66%
Purchase	432	78,872,105	19.58	182,574	6.755	84.91	629	65.95	39.93
Refinance – Rate/Term	239	36,324,959	9.02	151,987	7.324	76.26	605	73.15	39.00
TOTAL	**2,402**	**$ 402,869,629**	**100.00%**	**$ 167,723**	**7.170%**	**77.82%**	**590**	**72.85%**	**39.65%**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Owner Occupied	2,254	$ 382,834,139	95.03%	$ 169,847	7.173%	77.96%	587	73.52%	39.90%
Non-Owner Occupied	131	16,538,268	4.11	126,246	7.230	74.83	645	62.20	34.19
Second Home	17	3,497,222	0.87	205,719	6.463	77.35	658	49.66	35.53
TOTAL	**2,402**	**$ 402,869,629**	**100.00%**	**$ 167,723**	**7.170%**	**77.82%**	**590**	**72.85%**	**39.65%**

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Single Family Residence	1,918	$ 308,139,433	76.49%	$ 160,657	7.209%	78.02%	586	73.91%	39.49%
PUD	214	45,924,963	11.40	214,603	6.926	80.53	598	72.29	39.65
Condominium	121	22,051,277	5.47	182,242	7.095	77.35	612	72.69	41.07
2-4 Family Residence	88	18,068,350	4.48	205,322	6.959	70.79	614	54.43	40.17
Townhouse	48	6,755,104	1.68	140,731	7.437	77.23	587	75.18	40.20
Co-Op	13	1,930,502	0.48	148,500	8.572	54.85	567	82.56	42.30
TOTAL	**2,402**	**$ 402,869,629**	**100.00%**	**$ 167,723**	**7.170%**	**77.82%**	**590**	**72.85%**	**39.65%**


UBS
Investment
Bank

The Mortgage Loans (All Collateral)

DISTRIBUTION BY STATE

State	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
California - Southern	270	$ 67,546,951	16.77%	$ 250,174	6.499%	75.10%	606	62.20%	39.49%
New Jersey	197	42,850,116	10.64	217,513	7.592	74.65	582	63.80	41.91
New York	161	34,494,781	8.56	214,253	7.079	72.71	591	61.88	40.61
Florida	189	28,385,818	7.05	150,190	7.106	79.00	590	73.65	39.57
California - Northern	75	19,617,372	4.87	261,565	6.723	76.42	594	77.41	41.98
Michigan	170	19,359,471	4.81	113,879	7.696	79.84	581	75.91	39.99
Maryland	74	14,098,767	3.50	190,524	7.394	79.02	571	85.89	39.03
Georgia	65	12,536,176	3.11	192,864	7.329	84.87	596	80.67	40.30
Texas	76	10,990,387	2.73	144,610	7.337	83.65	614	83.33	32.82
Illinois	78	10,830,995	2.69	138,859	7.462	80.49	588	84.02	40.93
Virginia	52	9,839,598	2.44	189,223	7.195	77.47	585	61.43	40.58
Massachusetts	41	9,832,397	2.44	239,815	6.910	70.70	596	70.17	45.59
Pennsylvania	71	8,875,563	2.20	125,008	7.287	82.75	568	84.15	38.02
Minnesota	49	8,452,518	2.10	172,500	7.098	78.89	603	88.94	39.04
Colorado	38	7,615,589	1.89	200,410	6.584	83.06	605	63.31	38.92
Other	796	97,543,130	24.21	122,542	7.445	80.22	583	80.74	38.20
TOTAL	**2,402**	**$ 402,869,629**	**100.00%**	**$ 167,723**	**7.170%**	**77.82%**	**590**	**72.85%**	**39.65%**

DISTRIBUTION BY ZIP CODE

Zip Code	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
91335	7	$ 1,669,435	0.41%	$ 238,491	6.643%	69.16%	579	61.30%	41.72%
91750	3	1,272,200	0.32	424,067	6.443	68.18	597	68.56	50.73
93455	5	1,266,965	0.31	253,393	6.159	66.63	653	100.00	12.23
08724	5	1,257,379	0.31	251,476	7.930	75.66	539	96.08	40.48
90265	2	1,249,312	0.31	624,656	5.770	65.66	613	52.03	49.22
92028	2	1,199,458	0.30	599,729	7.000	62.30	590	49.98	30.33
07666	6	1,193,562	0.30	198,927	7.019	74.25	674	4.61	34.43
92677	2	1,175,814	0.29	587,907	6.393	73.14	576	62.83	40.81
92688	3	1,122,500	0.28	374,167	5.859	73.14	608	100.00	39.87
08753	6	1,043,938	0.26	173,990	8.049	68.62	588	57.89	44.91
Other	2,361	390,419,066	96.91	165,362	7.184	78.08	590	73.08	39.69
TOTAL	**2,402**	**$ 402,869,629**	**100.00%**	**$ 167,723**	**7.170%**	**77.82%**	**590**	**72.85%**	**39.65%**

DISTRIBUTION BY REMAINING TERM TO MATURITY

Remaining Term to Maturity (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
180 or less	151	$ 11,626,014	2.89%	$ 76,993	7.640%	73.43%	608	79.44%	33.16%
181 - 240	5	552,378	0.14	110,476	6.999	58.24	609	67.76	31.81
301 - 360	2,246	390,691,237	96.98	173,950	7.156	77.98	590	72.66	39.86
TOTAL	**2,402**	**$ 402,869,629**	**100.00%**	**$ 167,723**	**7.170%**	**77.82%**	**590**	**72.85%**	**39.65%**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
1yr CMT	4	$ 536,864	0.13%	$ 134,216	4.890%	93.75%	620	100.00%	39.38%
15yr balloon	66	6,175,882	1.53	93,574	7.761	78.91	598	89.59	34.73
15yr fixed	85	5,450,132	1.35	64,119	7.480	67.21	619	67.93	31.28
2/ 6 MONTH LIBOR	1,487	261,231,989	64.84	175,677	7.282	78.93	578	74.65	40.15
2/ 6 MONTH LIBOR – 24M IO	110	29,403,000	7.30	267,300	5.925	80.38	662	47.59	39.23
2/1 ARM 1 YR LIBOR – 24M IO	2	963,553	0.24	481,777	6.009	79.51	669	100.00	41.27
30 YR FIXED	440	68,601,188	17.03	155,912	7.316	73.58	598	73.66	38.88
3/ 6 MONTH LIBOR	126	16,125,741	4.00	127,982	7.373	77.73	587	76.31	40.85
3/1 ARM 1 YR CMT	56	9,509,463	2.36	169,812	6.864	76.13	614	82.05	37.27
3/1 ARM 1 YR LIBOR	8	1,359,492	0.34	169,937	4.611	70.31	603	100.00	42.93
5/ 6 MONTH LIBOR	5	756,471	0.19	151,294	6.815	79.74	585	100.00	36.94
5/1 ARM 1 YR CMT	1	150,676	0.04	150,676	4.875	80.00	688	0.00	31.78
5/1 ARM 1 YR CMT – 60M IO	2	480,648	0.12	240,324	6.077	79.99	608	0.00	44.20
5/1 ARM 1 YR LIBOR	4	834,147	0.21	208,537	4.859	76.94	622	35.96	42.64
6 MONTH LIBOR	6	1,290,383	0.32	215,064	7.353	72.09	570	52.08	43.47
TOTAL	**2,402**	**$ 402,869,629**	**100.00%**	**$ 167,723**	**7.170%**	**77.82%**	**590**	**72.85%**	**39.65%**

DISTRIBUTION BY PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
0	665	$ 118,851,390	29.50%	$ 178,724	7.088%	78.01%	614	60.59%	40.31%
12	38	8,417,964	2.09	221,525	7.125	79.00	616	45.26	40.82
24	1,029	182,295,806	45.25	177,158	7.210	78.54	571	78.17	39.92
36	669	93,282,655	23.15	139,436	7.198	76.07	595	80.54	38.22
60	1	21,814	0.01	21,814	9.750	80.00	558	100.00	51.17
TOTAL	**2,402**	**$ 402,869,629**	**100.00%**	**$ 167,723**	**7.170%**	**77.82%**	**590**	**72.85%**	**39.65%**

DISTRIBUTION BY INITIAL PERIODIC RATE CAP OF THE ADJUSTABLE-RATE LOANS

Initial Periodic Rate Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
1.000%	9	$ 1,855,229	0.58%	$ 206,137	6.611%	77.00%	598	66.67%	43.09%
1.500%	1	139,764	0.04	139,764	7.625	90.00	568	100.00	28.00
2.000%	11	2,388,944	0.74	217,177	5.037	74.77	622	93.69	42.02
3.000%	1,779	316,225,876	98.01	177,755	7.150	78.91	588	72.44	40.01
5.000%	11	2,032,614	0.63	184,783	5.532	80.09	609	50.07	42.18
TOTAL	**1,811**	**$ 322,642,427**	**100.00%**	**$ 178,157**	**7.121%**	**78.88%**	**588**	**72.44%**	**40.05%**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY SUBSEQUENT PERIODIC RATE CAP OF THE ADJUSTABLE-RATE LOANS

Subsequent Periodic Rate Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
1.000%	1,739	$ 309,617,509	95.96%	$ 178,043	7.149%	78.99%	587	72.29%	40.11%
1.500%	1	139,764	0.04	139,764	7.625	90.00	568	100.00	28.00
2.000%	71	12,885,154	3.99	181,481	6.445	76.19	618	75.59	38.64
TOTAL	1,811	$ 322,642,427	100.00%	$ 178,157	7.121%	78.88%	588	72.44%	40.05%

DISTRIBUTION BY GROSS MARGIN OF THE ADJUSTABLE-RATE LOANS

Gross Margin	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
2.000% or below	1	$ 94,000	0.03%	$ 94,000	4.250%	80.00%	687	100.00%	37.18%
2.001% - 2.500%	18	3,015,485	0.93	167,527	4.664	74.74	645	77.29	41.78
2.501% - 3.000%	161	38,053,949	11.79	236,360	5.744	81.32	670	33.83	38.74
3.001% - 3.500%	17	4,414,481	1.37	259,675	5.916	81.91	673	50.08	43.17
3.501% - 4.000%	19	4,819,557	1.49	253,661	6.259	88.97	674	32.31	39.91
4.001% - 4.500%	229	56,419,598	17.49	246,374	6.785	83.19	573	99.74	41.66
4.501% - 5.000%	447	73,254,765	22.70	163,881	7.039	81.13	574	95.15	40.54
5.001% - 5.500%	356	64,831,043	20.09	182,110	7.259	77.12	578	56.05	38.67
5.501% - 6.000%	223	36,565,256	11.33	163,970	7.514	76.04	571	55.25	39.44
6.001% - 6.500%	97	11,929,842	3.70	122,988	8.007	74.54	574	63.60	36.47
6.501% - 7.000%	90	14,041,365	4.35	156,015	9.581	64.16	551	86.45	43.22
7.001% - 7.500%	79	7,620,291	2.36	96,459	9.451	67.67	564	84.86	40.33
7.501% - 8.000%	18	1,787,766	0.55	99,320	7.808	76.72	591	84.23	36.90
8.001% - 8.500%	23	2,436,581	0.76	105,938	8.123	82.11	588	84.80	42.26
8.501% or above	33	3,358,448	1.04	101,771	8.552	81.29	556	70.36	41.80
TOTAL	1,811	$ 322,642,427	100.00%	$ 178,157	7.121%	78.88%	588	72.44%	40.05%

The Mortgage Loans (All Collateral)

DISTRIBUTION BY MAXIMUM MORTGAGE RATE OF THE ADJUSTABLE-RATE LOANS

Maximum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
9.500% or below	1	$ 50,369	0.02%	$ 50,369	8.500%	80.00%	535	100.00%	50.31%
9.501% - 10.000%	3	491,246	0.15	163,749	3.942	81.24	630	100.00	46.29
10.001% - 10.500%	9	1,405,522	0.44	156,169	4.400	79.11	658	100.00	37.50
10.501% - 11.000%	33	7,633,867	2.37	231,329	4.845	79.64	658	66.82	44.07
11.001% - 11.500%	69	18,729,944	5.81	271,448	5.357	78.94	655	51.16	39.62
11.501% - 12.000%	131	32,250,036	10.00	246,183	5.808	77.82	632	61.56	40.85
12.001% - 12.500%	203	43,834,492	13.59	215,933	6.341	78.72	605	70.61	39.91
12.501% - 13.000%	341	67,054,899	20.78	196,642	6.814	79.68	584	76.34	39.87
13.001% - 13.500%	300	53,189,423	16.49	177,298	7.320	80.59	571	73.80	39.31
13.501% - 14.000%	260	41,004,626	12.71	157,710	7.799	81.33	568	69.90	40.19
14.001% - 14.500%	156	21,796,656	6.76	139,722	8.316	81.46	560	77.21	40.43
14.501% - 15.000%	115	13,167,634	4.08	114,501	8.782	79.54	556	77.31	38.58
15.001% - 15.500%	53	5,499,569	1.70	103,765	9.297	70.40	537	90.96	39.54
15.501% - 16.000%	52	7,304,765	2.26	140,476	9.782	68.60	544	83.99	41.40
16.001% - 16.500%	27	3,238,526	1.00	119,945	10.350	64.03	547	97.43	40.39
16.501% - 17.000%	24	2,596,245	0.80	108,177	10.831	60.22	536	100.00	42.74
17.001% - 17.500%	18	1,666,460	0.52	92,581	11.289	60.09	528	92.50	38.30
17.501% - 18.000%	9	1,024,027	0.32	113,781	11.741	63.49	521	100.00	45.47
18.001% - 18.500%	7	704,121	0.22	100,589	12.154	63.82	527	100.00	39.02
TOTAL	**1,811**	**$ 322,642,427**	**100.00%**	**$ 178,157**	**7.121%**	**78.88%**	**588**	**72.44%**	**40.05%**

DISTRIBUTION BY MINIMUM MORTGAGE RATE OF THE ADJUSTABLE-RATE LOANS

Minimum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
1.501% - 2.000%	1	$ 94,000	0.03%	$ 94,000	4.250%	80.00%	687	100.00%	37.18%
2.001% - 2.500%	17	2,783,784	0.86	163,752	4.668	76.78	649	75.40	40.37
2.501% - 3.000%	161	38,119,892	11.81	236,770	5.736	81.16	670	33.94	38.87
3.001% - 3.500%	17	4,414,481	1.37	259,675	5.916	81.91	673	50.08	43.17
3.501% - 4.000%	19	4,819,557	1.49	253,661	6.259	88.97	674	32.31	39.91
4.001% - 4.500%	222	53,967,582	16.73	243,097	6.759	83.07	574	99.73	41.59
4.501% - 5.000%	443	73,660,242	22.83	166,276	7.034	81.34	574	95.18	40.77
5.001% - 5.500%	356	64,654,709	20.04	181,614	7.252	77.12	578	56.53	38.69
5.501% - 6.000%	175	29,580,344	9.17	169,031	7.669	74.54	566	46.06	39.49
6.001% - 6.500%	101	12,969,802	4.02	128,414	7.613	74.00	580	64.95	37.50
6.501% - 7.000%	105	15,647,586	4.85	149,025	9.085	67.20	557	87.84	42.53
7.001% - 7.500%	88	10,015,727	3.10	113,815	8.977	70.88	567	90.09	39.74
7.501% - 8.000%	29	3,254,737	1.01	112,232	8.122	81.14	581	87.71	37.83
8.001% - 8.500%	33	3,517,366	1.09	106,587	8.242	82.46	587	80.30	39.16
8.501% - 9.000%	21	2,021,911	0.63	96,281	8.727	80.74	565	59.62	41.36
9.001% - 9.500%	9	1,252,277	0.39	139,142	8.659	82.65	561	67.60	42.14
9.501% - 10.000%	9	1,198,880	0.37	133,209	8.409	72.48	557	95.97	36.79
10.001% - 10.500%	3	352,126	0.11	117,375	8.100	86.54	584	89.48	30.61
15.501% - 16.000%	1	155,000	0.05	155,000	9.750	63.79	500	100.00	47.47
16.501% - 17.000%	1	162,424	0.05	162,424	9.750	65.00	579	100.00	53.36
TOTAL	**1,811**	**$ 322,642,427**	**100.00%**	**$ 178,157**	**7.121%**	**78.88%**	**588**	**72.44%**	**40.05%**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY NEXT RATE ADJUSTMENT DATE OF THE ADJUSTABLE-RATE LOANS

Next Rate Adjustment Date	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
August 2004	2	$ 640,160	0.20%	$ 320,080	6.875%	77.37%	583	47.37%	50.63%
September 2004	1	100,562	0.03	100,562	7.900	92.70	597	100.00	31.44
October 2004	3	500,223	0.16	166,741	7.921	70.29	560	73.73	41.64
November 2004	3	299,457	0.09	99,819	8.170	69.64	548	49.91	28.34
December 2004	1	93,527	0.03	93,527	9.000	80.00	564	100.00	49.80
January 2005	5	647,728	0.20	129,546	5.456	91.40	613	100.00	39.35
February 2005	1	155,852	0.05	155,852	8.550	92.40	569	100.00	38.60
March 2005	1	388,419	0.12	388,419	7.150	73.04	578	100.00	29.11
April 2005	2	496,678	0.15	248,339	7.606	86.15	621	44.96	28.65
May 2005	1	91,297	0.03	91,297	8.000	82.88	611	100.00	60.16
June 2005	7	757,661	0.23	108,237	6.972	84.65	598	100.00	44.35
July 2005	7	889,690	0.28	127,099	7.878	81.45	581	100.00	43.11
August 2005	6	458,204	0.14	76,367	7.977	81.80	564	100.00	39.62
September 2005	8	1,241,205	0.38	155,151	7.751	83.28	588	33.47	41.45
October 2005	7	1,295,303	0.40	185,043	6.656	83.17	603	73.87	38.33
November 2005	14	2,306,578	0.71	164,756	7.601	73.96	599	86.49	53.80
December 2005	36	6,636,137	2.06	184,337	7.352	82.27	606	64.23	38.39
January 2006	83	14,626,781	4.53	176,226	7.403	80.93	605	63.12	39.47
February 2006	88	15,011,729	4.65	170,588	7.408	78.16	596	53.38	39.73
March 2006	267	50,579,811	15.68	189,437	7.077	81.64	585	72.97	40.01
April 2006	622	117,018,462	36.27	188,133	7.026	77.79	587	71.82	39.82
May 2006	434	77,905,743	24.15	179,506	7.188	78.64	580	77.25	40.45
June 2006	13	1,736,753	0.54	133,596	7.260	83.15	601	57.91	35.22
July 2006	1	202,568	0.06	202,568	7.375	85.00	613	100.00	29.00
September 2006	4	511,476	0.16	127,869	7.334	78.58	616	59.91	42.63
October 2006	2	428,222	0.13	214,111	7.956	73.56	592	100.00	39.16
November 2006	9	1,268,528	0.39	140,948	7.167	77.61	562	81.62	46.93
December 2006	7	739,758	0.23	105,680	6.675	86.10	688	95.56	42.50
January 2007	16	2,311,326	0.72	144,458	7.079	79.29	589	100.00	39.97
February 2007	22	2,441,034	0.76	110,956	6.923	85.22	621	88.56	40.30
March 2007	42	6,092,599	1.89	145,062	6.854	77.04	587	78.62	40.55
April 2007	56	7,930,274	2.46	141,612	7.058	74.02	603	65.16	39.31
May 2007	27	4,434,085	1.37	164,225	7.315	73.39	589	83.97	37.23
June 2007	1	182,655	0.06	182,655	7.500	85.00	530	100.00	30.07
September 2008	1	150,676	0.05	150,676	4.875	80.00	688	0.00	31.78
October 2008	1	131,218	0.04	131,218	6.300	80.00	604	100.00	44.14
December 2008	2	366,560	0.11	183,280	7.056	78.48	583	100.00	32.10
January 2009	5	819,193	0.25	163,839	5.530	78.98	611	68.19	37.43
February 2009	1	97,150	0.03	97,150	6.875	79.97	602	0.00	32.26
March 2009	1	383,498	0.12	383,498	5.875	79.99	610	0.00	47.23
April 2009	1	273,647	0.08	273,647	4.625	75.07	611	0.00	55.88
TOTAL	**1,811**	**$ 322,642,427**	**100.00%**	**$ 178,157**	**7.121%**	**78.88%**	**588**	**72.44%**	**40.05%**

The Group I Mortgage Loans

COLLATERAL SUMMARY

Statistics for the Mortgage Loans listed below are based on the Statistical Calculation Date.

Scheduled Principal Balance:	$	301,652,216
Number of Mortgage Loans:		2,032
Average Scheduled Principal Balance:	$	148,451
Weighted Average Gross Coupon:		7.198%
Weighted Average Net Coupon:		6.698%
Weighted Average Original FICO Score:		588
Weighted Average Original LTV Ratio:		77.76%
Weighted Average Stated Remaining Term (months):		352
Weighted Average Seasoning (months):		2
Weighted Average Months to Next Adjustment Date[1]:		24
Weighted Average Gross Margin[1]:		4.990%
Weighted Average Initial Rate Cap[1]:		2.994%
Weighted Average Periodic Rate Cap[1]:		1.034%
Weighted Average Gross Maximum Lifetime Rate[1]:		13.160%
Weighted Average Gross Minimum Lifetime Rate[1]:		5.057%
Interest-Only Hybrid ARMs:		5.07%

(1) ARM Loans only

* All references in the tables below to Weighted Average Debt-to-Income Ratio ***exclude*** zero values

The Group I Mortgage Loans

DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE

Current Unpaid Principal Balance	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
50,000 or less	194	$ 6,594,186	2.19%	$ 33,991	8.592%	62.75%	575	83.40%	32.24%
50,001 - 100,000	422	32,721,115	10.85	77,538	7.962	75.39	577	86.14	36.12
100,001 - 150,000	542	67,751,375	22.46	125,003	7.404	78.12	579	81.29	38.58
150,001 - 200,000	376	65,540,067	21.73	174,309	7.156	78.47	590	73.58	39.62
200,001 - 250,000	235	52,751,800	17.49	224,476	7.065	77.01	586	64.91	41.48
250,001 - 300,000	184	50,430,017	16.72	274,076	6.700	80.12	601	68.82	40.86
300,001 - 350,000	71	22,664,821	7.51	319,223	6.760	79.52	601	70.05	40.98
350,001 - 400,000	6	2,310,835	0.77	385,139	6.242	70.85	617	17.29	38.32
400,001 - 450,000	1	408,000	0.14	408,000	6.500	80.00	672	100.00	31.72
450,001 - 500,000	1	480,000	0.16	480,000	5.375	80.00	585	100.00	54.95
TOTAL	**2,032**	**$ 301,652,216**	**100.00%**	**$ 148,451**	**7.198%**	**77.76%**	**588**	**73.96%**	**39.47%**

DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE

Current Gross Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
4.999% or below	35	$ 6,115,016	2.03%	$ 174,715	4.597%	79.41%	650	80.00%	43.85%
5.000% - 5.499%	43	9,232,704	3.06	214,714	5.270	78.37	658	58.26	41.26
5.500% - 5.999%	125	26,281,780	8.71	210,254	5.731	77.01	635	69.28	38.61
6.000% - 6.499%	193	35,568,903	11.79	184,295	6.232	77.67	617	68.02	39.93
6.500% - 6.999%	401	66,697,817	22.11	166,329	6.728	77.85	589	74.63	39.24
7.000% - 7.499%	332	50,312,868	16.68	151,545	7.203	79.32	578	75.49	39.11
7.500% - 7.999%	369	50,244,993	16.66	136,165	7.673	80.03	570	72.13	38.77
8.000% - 8.499%	164	19,501,121	6.46	118,909	8.112	81.76	569	77.27	40.78
8.500% - 8.999%	76	9,302,154	3.08	122,397	8.830	77.01	550	67.75	39.13
9.000% - 9.499%	88	7,934,551	2.63	90,165	9.186	75.64	559	76.69	37.99
9.500% - 9.999%	82	8,665,064	2.87	105,672	9.705	69.87	547	85.95	41.28
10.000% - 10.499%	38	3,793,026	1.26	99,816	10.172	65.79	546	92.82	38.31
10.500% - 10.999%	40	3,591,907	1.19	89,798	10.718	60.94	547	99.03	41.11
11.000% - 11.499%	19	1,797,821	0.60	94,622	11.183	59.59	530	93.05	37.82
11.500% - 11.999%	14	1,304,883	0.43	93,206	11.613	61.36	528	100.00	44.19
12.000% or above	13	1,307,608	0.43	100,585	12.103	64.22	525	100.00	39.35
TOTAL	**2,032**	**$ 301,652,216**	**100.00%**	**$ 148,451**	**7.198%**	**77.76%**	**588**	**73.96%**	**39.47%**

The Group I Mortgage Loans

DISTRIBUTION BY FICO

FICO Score	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
N/A	4	$ 371,599	0.12%	$ 92,900	8.791%	68.10%	N/A	20.16%	40.42%
400 - 499	2	160,898	0.05	80,449	9.643	66.76	484	100.00	49.86
500 - 519	203	27,836,245	9.23	137,124	8.229	72.12	510	91.53	41.48
520 - 539	228	31,394,742	10.41	137,696	7.894	73.04	529	82.70	39.81
540 - 559	288	39,615,969	13.13	137,555	7.747	76.82	550	83.88	40.19
560 - 579	298	43,511,794	14.42	146,013	7.332	78.05	570	78.66	39.68
580 - 599	269	39,105,776	12.96	145,375	7.161	78.32	588	75.39	39.35
600 - 619	299	45,496,322	15.08	152,162	6.847	80.02	609	79.69	38.96
620 - 639	190	30,742,396	10.19	161,802	6.558	79.84	628	63.57	38.56
640 - 659	82	12,476,770	4.14	152,156	6.531	79.45	649	38.70	38.20
660 - 679	70	12,842,115	4.26	183,459	6.234	81.07	670	43.28	40.19
680 - 699	35	5,851,492	1.94	167,185	6.069	78.72	691	41.92	34.66
700 - 719	19	4,231,907	1.40	222,732	5.880	84.16	707	24.24	38.51
720 - 739	17	2,882,254	0.96	169,544	6.038	85.25	730	80.65	38.21
740 - 759	12	2,463,934	0.82	205,328	6.243	88.08	749	51.15	28.85
760 - 779	10	1,987,141	0.66	198,714	5.832	78.67	769	30.75	42.83
780 - 799	4	456,800	0.15	114,200	5.633	80.19	783	88.19	35.80
800 - 819	1	68,763	0.02	68,763	6.000	75.00	802	100.00	32.95
840 - 859	1	155,299	0.05	155,299	7.375	79.99	850	100.00	18.67
TOTAL	**2,032**	**$ 301,652,216**	**100.00%**	**$ 148,451**	**7.198%**	**77.76%**	**588**	**73.96%**	**39.47%**

DISTRIBUTION BY LIEN STATUS

Lien Status	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
First Lien	2,032	$ 301,652,216	100.00%	$ 148,451	7.198%	77.76%	588	73.96%	39.47%
TOTAL	**2,032**	**$ 301,652,216**	**100.00%**	**$ 148,451**	**7.198%**	**77.76%**	**588**	**73.96%**	**39.47%**

DISTRIBUTION BY ORIGINAL LTV

Original LTV	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
50.00% or below	154	$ 14,214,666	4.71%	$ 92,303	7.629%	40.80%	575	67.18%	35.84%
50.01% - 55.00%	51	6,774,038	2.25	132,824	7.839	52.86	562	73.88	39.55
55.01% - 60.00%	75	10,654,148	3.53	142,055	7.636	57.93	586	49.74	36.52
60.01% - 65.00%	131	17,962,623	5.95	137,119	8.216	63.54	569	69.41	39.24
65.01% - 70.00%	134	21,059,025	6.98	157,157	7.346	68.44	574	62.76	38.73
70.01% - 75.00%	206	30,974,997	10.27	150,364	7.266	73.85	564	74.08	40.61
75.01% - 80.00%	558	87,976,631	29.16	157,664	6.724	79.43	597	74.04	40.38
80.01% - 85.00%	212	31,683,333	10.50	149,450	7.282	84.45	577	75.52	39.36
85.01% - 90.00%	304	47,447,907	15.73	156,079	7.252	89.50	594	81.99	39.66
90.01% - 95.00%	198	31,605,022	10.48	159,621	7.140	94.69	620	80.22	38.84
95.01% - 100.00%	9	1,299,826	0.43	144,425	6.916	98.94	639	100.00	39.36
TOTAL	**2,032**	**$ 301,652,216**	**100.00%**	**$ 148,451**	**7.198%**	**77.76%**	**588**	**73.96%**	**39.47%**

The Group I Mortgage Loans

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Full Documentation	1,584	$ 223,102,947	73.96%	$ 140,848	7.283%	78.63%	579	100.00%	40.06%
Reduced Documentation	379	66,079,545	21.91	174,352	7.052	74.86	609	0.00	37.68
Limited Documentation	28	4,237,940	1.40	151,355	7.029	72.96	568	0.00	36.58
No Doc (Zero Doc)	19	3,378,479	1.12	177,815	6.030	77.22	709	0.00	0.00
No Income No Asset	11	2,829,026	0.94	257,184	6.116	79.95	680	0.00	0.00
Reduced Doc - No Ratio	8	1,603,956	0.53	200,495	6.455	88.66	668	0.00	0.00
Alternate Documentation	3	420,323	0.14	140,108	6.135	70.38	571	0.00	39.05
TOTAL	**2,032**	**$ 301,652,216**	**100.00%**	**$ 148,451**	**7.198%**	**77.76%**	**588**	**73.96%**	**39.47%**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Refinance – Cashout	1,465	$ 213,319,383	70.72%	$ 145,611	7.286%	75.94%	575	75.71%	39.58%
Purchase	355	59,431,286	19.70	167,412	6.758	85.19	630	66.95	39.57
Refinance – Rate/Term	212	28,901,547	9.58	136,328	7.449	75.88	601	75.48	38.43
TOTAL	**2,032**	**$ 301,652,216**	**100.00%**	**$ 148,451**	**7.198%**	**77.76%**	**588**	**73.96%**	**39.47%**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Owner Occupied	1,900	$ 284,410,159	94.28%	$ 149,690	7.201%	77.93%	585	74.69%	39.77%
Non-Owner Occupied	121	15,303,187	5.07	126,473	7.256	74.66	646	62.45	33.89
Second Home	11	1,938,870	0.64	176,261	6.240	77.18	675	57.35	38.40
TOTAL	**2,032**	**$ 301,652,216**	**100.00%**	**$ 148,451**	**7.198%**	**77.76%**	**588**	**73.96%**	**39.47%**

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Single Family Residence	1,620	$ 230,698,303	76.48%	$ 142,406	7.230%	77.97%	584	75.48%	39.27%
PUD	175	31,628,482	10.49	180,734	6.971	81.51	597	70.38	39.15
Condominium	104	16,414,981	5.44	157,836	7.291	75.86	605	77.26	41.30
2-4 Family Residence	83	16,170,484	5.36	194,825	6.891	70.23	617	51.76	40.61
Townhouse	39	5,335,866	1.77	136,817	7.388	79.99	589	84.50	40.58
Co-Op	11	1,404,100	0.47	127,645	8.679	58.34	570	81.56	41.70
TOTAL	**2,032**	**$ 301,652,216**	**100.00%**	**$ 148,451**	**7.198%**	**77.76%**	**588**	**73.96%**	**39.47%**

The Group I Mortgage Loans

DISTRIBUTION BY STATE

State	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
California - Southern	221	$ 45,945,594	15.23%	$ 207,899	6.603%	74.71%	602	63.26%	39.12%
New Jersey	153	28,254,730	9.37	184,671	7.706	73.37	583	61.21	41.51
New York	137	26,426,113	8.76	192,891	7.100	72.25	587	61.41	40.96
Florida	169	23,581,383	7.82	139,535	7.161	79.40	589	77.59	40.33
Michigan	138	15,050,965	4.99	109,065	7.682	79.28	582	78.13	40.30
California - Northern	58	12,269,733	4.07	211,547	6.697	77.24	590	78.51	39.90
Maryland	62	9,944,026	3.30	160,388	7.276	77.94	569	84.43	38.51
Texas	64	8,949,699	2.97	139,839	7.273	84.02	615	83.30	32.88
Illinois	68	8,126,305	2.69	119,504	7.376	79.97	583	82.95	39.62
Pennsylvania	65	8,048,749	2.67	123,827	7.327	82.87	565	85.93	38.07
Virginia	44	7,364,710	2.44	167,380	7.091	77.05	583	60.79	41.37
Georgia	47	7,309,252	2.42	155,516	7.112	84.63	610	82.38	39.49
Nevada	34	6,696,541	2.22	196,957	6.880	82.38	595	68.37	41.21
Ohio	66	6,645,911	2.20	100,696	7.450	82.05	585	92.48	36.81
Massachusetts	33	6,238,705	2.07	189,052	6.979	68.73	598	66.28	43.85
Other	673	80,799,800	26.79	120,059	7.378	80.11	583	81.63	38.59
TOTAL	**2,032**	**$ 301,652,216**	**100.00%**	**$ 148,451**	**7.198%**	**77.76%**	**588**	**73.96%**	**39.47%**

DISTRIBUTION BY ZIP CODE

Zip Code	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
91335	7	$ 1,669,435	0.55%	$ 238,491	6.643%	69.16%	579	61.30%	41.72%
93455	5	1,266,965	0.42	253,393	6.159	66.63	653	100.00	12.23
08753	6	1,043,938	0.35	173,990	8.049	68.62	588	57.89	44.91
93550	6	996,558	0.33	166,093	6.981	79.13	571	34.19	44.67
07666	5	977,562	0.32	195,512	6.719	70.78	694	5.63	29.51
91306	3	966,548	0.32	322,183	6.692	81.60	582	66.06	42.11
10573	3	906,747	0.30	302,249	6.307	71.78	588	28.23	43.78
11434	5	845,378	0.28	169,076	7.980	76.71	568	58.60	35.10
11385	3	835,436	0.28	278,479	6.614	67.50	643	55.15	44.08
20018	4	829,234	0.27	207,309	7.270	76.91	567	100.00	42.31
Other	1,985	291,314,415	96.57	146,758	7.208	77.95	588	74.54	39.53
TOTAL	**2,032**	**$ 301,652,216**	**100.00%**	**$ 148,451**	**7.198%**	**77.76%**	**588**	**73.96%**	**39.47%**

DISTRIBUTION BY REMAINING TERM TO MATURITY

Remaining Term to Maturity (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
180 or less	132	$ 9,844,861	3.26%	$ 74,582	7.497%	72.89%	610	78.52%	34.67%
181 - 240	5	552,378	0.18	110,476	6.999	58.24	609	67.76	31.81
301 - 360	1,895	291,254,977	96.55	153,697	7.188	77.96	588	73.82	39.65
TOTAL	**2,032**	**$ 301,652,216**	**100.00%**	**$ 148,451**	**7.198%**	**77.76%**	**588**	**73.96%**	**39.47%**

The Group I Mortgage Loans

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
1 YR CMT	4	$ 536,864	0.18%	$ 134,216	4.890%	93.75%	620	100.00%	39.38%
15 YR BALLOON	58	5,262,638	1.74	90,735	7.666	78.28	599	92.65	35.44
15 YR FIXED	74	4,582,223	1.52	61,922	7.303	66.70	622	62.29	33.73
2/ 6 MONTH LIBOR	1,268	198,751,154	65.89	156,744	7.285	79.02	578	75.02	39.70
2/ 6 MONTH LIBOR - 24M IO	76	14,873,996	4.93	195,710	5.863	82.40	675	48.40	39.55
2/1 ARM 1 YR LIBOR - 24M IO	1	313,600	0.10	313,600	5.250	80.00	693	100.00	43.37
30 YR FIXED	380	53,927,280	17.88	141,914	7.335	73.21	597	73.75	39.25
3/ 6 MONTH LIBOR	106	13,676,932	4.53	129,028	7.335	76.56	583	78.72	40.99
3/1 ARM 1 YR CMT	42	5,707,541	1.89	135,894	6.883	77.15	610	80.59	36.57
3/1 ARM 1 YR LIBOR	8	1,359,492	0.45	169,937	4.611	70.31	603	100.00	42.93
5/ 6 MONTH LIBOR	5	756,471	0.25	151,294	6.815	79.74	585	100.00	36.94
5/1 ARM 1 YR CMT	1	150,676	0.05	150,676	4.875	80.00	688	0.00	31.78
5/1 ARM 1 YR CMT - 60M IO	1	97,150	0.03	97,150	6.875	79.97	602	0.00	32.26
5/1 ARM 1 YR LIBOR	4	834,147	0.28	208,537	4.859	76.94	622	35.96	42.64
6 MONTH LIBOR	4	822,052	0.27	205,513	7.366	68.03	550	81.75	42.34
TOTAL	**2,032**	**$ 301,652,216**	**100.00%**	**$ 148,451**	**7.198%**	**77.76%**	**588**	**73.96%**	**39.47%**

DISTRIBUTION BY PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
0	555	$ 87,941,580	29.15%	$ 158,453	7.104%	77.92%	614	61.80%	40.40%
12	25	4,440,807	1.47	177,632	7.290	77.28	604	46.15	39.31
24	873	135,960,261	45.07	155,739	7.258	78.94	568	78.81	39.36
36	578	73,287,754	24.30	126,795	7.193	75.40	594	81.22	38.62
60	1	21,814	0.01	21,814	9.750	80.00	558	100.00	51.17
TOTAL	**2,032**	**$ 301,652,216**	**100.00%**	**$ 148,451**	**7.198%**	**77.76%**	**588**	**73.96%**	**39.47%**

DISTRIBUTION BY INITIAL PERIODIC RATE CAP OF THE ADJUSTABLE-RATE LOANS

Initial Periodic Rate Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
1.000%	7	$ 1,386,898	0.58%	$ 198,128	6.368%	76.25%	595	89.18%	42.29%
1.500%	1	139,764	0.06	139,764	7.625	90.00	568	100.00	28.00
2.000%	10	1,738,991	0.73	173,899	4.537	73.09	608	91.34	42.68
3.000%	1,492	232,965,306	97.93	156,143	7.190	79.04	585	73.67	39.68
5.000%	10	1,649,116	0.69	164,912	5.453	80.12	609	61.72	41.01
TOTAL	**1,520**	**$ 237,880,075**	**100.00%**	**$ 156,500**	**7.154%**	**78.99%**	**585**	**73.82%**	**39.72%**

The Group I Mortgage Loans

DISTRIBUTION BY SUBSEQUENT PERIODIC RATE CAP OF THE ADJUSTABLE-RATE LOANS

Subsequent Periodic Rate Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
1.000%	1,464	$ 229,690,530	96.56%	$ 156,892	7.184%	79.07%	584	73.83%	39.77%
1.500%	1	139,764	0.06	139,764	7.625	90.00	568	100.00	28.00
2.000%	55	8,049,781	3.38	146,360	6.293	76.50	614	73.13	38.23
TOTAL	**1,520**	**$ 237,880,075**	**100.00%**	**$ 156,500**	**7.154%**	**78.99%**	**585**	**73.82%**	**39.72%**

DISTRIBUTION BY GROSS MARGIN OF THE ADJUSTABLE-RATE LOANS

Gross Margin	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
2.000% or below	1	$ 94,000	0.04%	$ 94,000	4.250%	80.00%	687	100.00%	37.18%
2.001% - 2.500%	18	3,015,485	1.27	167,527	4.664	74.74	645	77.29	41.78
2.501% - 3.000%	133	26,015,589	10.94	195,606	5.787	82.90	671	38.26	38.96
3.001% - 3.500%	15	3,599,719	1.51	239,981	5.891	81.53	682	49.15	43.34
3.501% - 4.000%	14	2,637,613	1.11	188,401	6.112	90.26	680	34.39	38.85
4.001% - 4.500%	195	43,673,648	18.36	223,967	6.776	83.61	573	100.00	41.15
4.501% - 5.000%	389	55,611,291	23.38	142,960	7.050	81.56	569	96.02	40.31
5.001% - 5.500%	283	43,768,897	18.40	154,660	7.264	76.75	575	49.89	38.26
5.501% - 6.000%	181	26,006,572	10.93	143,683	7.429	76.82	573	58.03	38.79
6.001% - 6.500%	80	8,977,544	3.77	112,219	8.006	73.00	569	68.78	35.70
6.501% - 7.000%	80	11,463,156	4.82	143,289	9.707	63.34	552	84.05	41.17
7.001% - 7.500%	78	7,600,291	3.20	97,440	9.453	67.70	564	85.08	40.33
7.501% - 8.000%	15	1,241,063	0.52	82,738	8.237	75.36	593	83.17	38.87
8.001% - 8.500%	13	1,609,098	0.68	123,777	7.919	80.90	588	80.90	42.36
8.501% or above	25	2,566,109	1.08	102,644	8.741	80.16	548	75.63	41.71
TOTAL	**1,520**	**$ 237,880,075**	**100.00%**	**$ 156,500**	**7.154%**	**78.99%**	**585**	**73.82%**	**39.72%**

The Group I Mortgage Loans

DISTRIBUTION BY MAXIMUM MORTGAGE RATE OF THE ADJUSTABLE-RATE LOANS

Maximum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
9.501% - 10.000%	3	$ 491,246	0.21%	$ 163,749	3.942%	81.24%	630	100.00%	46.29%
10.001% - 10.500%	9	1,405,522	0.59	156,169	4.400	79.11	658	100.00	37.50
10.501% - 11.000%	27	5,057,867	2.13	187,328	4.807	79.69	654	65.50	45.37
11.001% - 11.500%	52	11,185,913	4.70	215,114	5.367	80.48	659	51.56	39.48
11.501% - 12.000%	110	23,465,989	9.86	213,327	5.817	78.16	630	64.55	40.29
12.001% - 12.500%	178	31,912,469	13.42	179,284	6.341	78.67	604	68.14	40.14
12.501% - 13.000%	307	52,235,883	21.96	170,149	6.818	80.37	581	79.68	39.73
13.001% - 13.500%	277	43,824,695	18.42	158,212	7.323	81.38	570	74.09	38.66
13.501% - 14.000%	239	31,135,357	13.09	130,273	7.808	81.47	564	71.73	39.24
14.001% - 14.500%	65	8,568,843	3.60	131,828	8.179	81.64	562	79.58	40.86
14.501% - 15.000%	67	8,174,510	3.44	122,008	8.824	77.78	553	72.68	38.09
15.001% - 15.500%	51	4,587,650	1.93	89,954	9.321	70.67	541	89.17	37.61
15.501% - 16.000%	51	6,954,765	2.92	136,368	9.778	68.80	545	83.19	41.58
16.001% - 16.500%	26	2,888,513	1.21	111,097	10.347	64.20	549	97.12	39.63
16.501% - 17.000%	24	2,596,245	1.09	108,177	10.831	60.22	536	100.00	42.74
17.001% - 17.500%	18	1,666,460	0.70	92,581	11.289	60.09	528	92.50	38.30
17.501% - 18.000%	9	1,024,027	0.43	113,781	11.741	63.49	521	100.00	45.47
18.001% - 18.500%	7	704,121	0.30	100,589	12.154	63.82	527	100.00	39.02
TOTAL	**1,520**	**$ 237,880,075**	**100.00%**	**$ 156,500**	**7.154%**	**78.99%**	**585**	**73.82%**	**39.72%**

DISTRIBUTION BY MINIMUM MORTGAGE RATE OF THE ADJUSTABLE-RATE LOANS

Minimum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
1.501% - 2.000%	1	$ 94,000	0.04%	$ 94,000	4.250%	80.00%	687	100.00%	37.18%
2.001% - 2.500%	17	2,783,784	1.17	163,752	4.668	76.78	649	75.40	40.37
2.501% - 3.000%	133	26,081,532	10.96	196,102	5.775	82.66	670	38.41	39.13
3.001% - 3.500%	15	3,599,719	1.51	239,981	5.891	81.53	682	49.15	43.34
3.501% - 4.000%	14	2,637,613	1.11	188,401	6.112	90.26	680	34.39	38.85
4.001% - 4.500%	191	42,695,002	17.95	223,534	6.760	83.49	573	100.00	41.13
4.501% - 5.000%	387	55,897,944	23.50	144,439	7.040	81.67	569	96.04	40.35
5.001% - 5.500%	282	43,490,285	18.28	154,221	7.252	76.66	574	50.46	38.29
5.501% - 6.000%	135	19,616,274	8.25	145,306	7.639	75.00	568	46.43	38.50
6.001% - 6.500%	86	10,050,051	4.22	116,861	7.580	72.74	575	70.08	36.62
6.501% - 7.000%	95	13,069,377	5.49	137,572	9.098	67.08	559	86.01	40.60
7.001% - 7.500%	86	9,607,308	4.04	111,713	9.051	70.83	567	89.88	40.18
7.501% - 8.000%	26	2,686,647	1.13	103,333	8.385	81.55	580	85.11	39.38
8.001% - 8.500%	20	2,156,586	0.91	107,829	8.088	80.86	591	70.80	40.53
8.501% - 9.000%	11	1,203,010	0.51	109,365	8.802	78.40	557	40.94	40.79
9.001% - 9.500%	8	915,054	0.38	114,382	9.271	79.94	546	92.51	43.30
9.501% - 10.000%	8	626,339	0.26	78,292	9.811	74.83	532	92.30	42.16
10.001% - 10.500%	3	352,126	0.15	117,375	8.100	86.54	584	89.48	30.61
15.501% - 16.000%	1	155,000	0.07	155,000	9.750	63.79	500	100.00	47.47
16.501% - 17.000%	1	162,424	0.07	162,424	9.750	65.00	579	100.00	53.36
TOTAL	**1,520**	**$ 237,880,075**	**100.00%**	**$ 156,500**	**7.154%**	**78.99%**	**585**	**73.82%**	**39.72%**

The Group I Mortgage Loans

DISTRIBUTION BY NEXT RATE ADJUSTMENT DATE OF THE ADJUSTABLE-RATE LOANS

Next Rate Adjustment Date	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
August 2004	1	$ 303,229	0.13%	$ 303,229	6.875%	80.00%	560	100.00%	54.74%
September 2004	1	100,562	0.04	100,562	7.900	92.70	597	100.00	31.44
October 2004	2	368,823	0.16	184,412	7.715	63.26	543	100.00	41.62
November 2004	3	299,457	0.13	99,819	8.170	69.64	548	49.91	28.34
December 2004	1	93,527	0.04	93,527	9.000	80.00	564	100.00	49.80
January 2005	5	647,728	0.27	129,546	5.456	91.40	613	100.00	39.35
April 2005	1	273,375	0.11	273,375	6.875	85.00	672	0.00	0.00
May 2005	1	91,297	0.04	91,297	8.000	82.88	611	100.00	60.16
June 2005	7	757,661	0.32	108,237	6.972	84.65	598	100.00	44.35
July 2005	7	889,690	0.37	127,099	7.878	81.45	581	100.00	43.11
August 2005	6	458,204	0.19	76,367	7.977	81.80	564	100.00	39.62
September 2005	7	803,774	0.34	114,825	8.159	85.07	597	51.68	37.19
October 2005	5	599,354	0.25	119,871	7.006	86.85	625	100.00	40.01
November 2005	10	1,244,097	0.52	124,410	7.259	79.03	595	80.01	46.84
December 2005	31	5,292,530	2.22	170,727	7.187	83.37	612	64.23	38.01
January 2006	70	10,583,219	4.45	151,189	7.471	81.71	612	66.00	40.11
February 2006	73	11,273,668	4.74	154,434	7.262	78.85	598	58.21	39.02
March 2006	233	39,866,619	16.76	171,101	7.082	81.86	586	73.69	39.80
April 2006	516	84,093,245	35.35	162,971	7.096	77.83	582	72.54	39.29
May 2006	364	56,012,625	23.55	153,881	7.270	78.28	575	78.75	40.26
June 2006	12	1,697,153	0.71	141,429	7.225	82.99	602	56.93	35.52
July 2006	1	202,568	0.09	202,568	7.375	85.00	613	100.00	29.00
September 2006	4	511,476	0.22	127,869	7.334	78.58	616	59.91	42.63
November 2006	9	1,268,528	0.53	140,948	7.167	77.61	562	81.62	46.93
December 2006	5	561,941	0.24	112,388	6.083	84.74	702	100.00	40.47
January 2007	14	1,819,401	0.76	129,957	7.147	80.77	581	100.00	39.57
February 2007	19	2,345,169	0.99	123,430	6.860	85.96	624	88.09	40.31
March 2007	33	4,521,493	1.90	137,015	6.708	76.20	580	78.65	40.89
April 2007	48	6,147,983	2.58	128,083	7.204	72.60	589	73.58	39.04
May 2007	19	2,730,580	1.15	143,715	7.352	70.03	585	73.96	38.41
June 2007	1	182,655	0.08	182,655	7.500	85.00	530	100.00	30.07
September 2008	1	150,676	0.06	150,676	4.875	80.00	688	0.00	31.78
October 2008	1	131,218	0.06	131,218	6.300	80.00	604	100.00	44.14
December 2008	2	366,560	0.15	183,280	7.056	78.48	583	100.00	32.10
January 2009	5	819,193	0.34	163,839	5.530	78.98	611	68.19	37.43
February 2009	1	97,150	0.04	97,150	6.875	79.97	602	0.00	32.26
April 2009	1	273,647	0.12	273,647	4.625	75.07	611	0.00	55.88
TOTAL	**1,520**	**$ 237,880,075**	**100.00%**	**$ 156,500**	**7.154%**	**78.99%**	**585**	**73.82%**	**39.72%**

The Group II Mortgage Loans

COLLATERAL SUMMARY	
Statistics for the Mortgage Loans listed below are based on the Statistical Calculation Date.	
Scheduled Principal Balance:	$ 101,217,413
Number of Mortgage Loans:	370
Average Scheduled Principal Balance:	$ 273,561
Weighted Average Gross Coupon:	7.085%
Weighted Average Net Coupon:	6.585%
Weighted Average Original FICO Score:	596
Weighted Average Original LTV Ratio:	78.01%
Weighted Average Stated Remaining Term (months):	355
Weighted Average Seasoning (months):	2
Weighted Average Months to Next Adjustment Date(1):	23
Weighted Average Gross Margin(1):	4.892%
Weighted Average Initial Rate Cap(1):	2.990%
Weighted Average Periodic Rate Cap(1):	1.057%
Weighted Average Gross Maximum Lifetime Rate(1):	13.026%
Weighted Average Gross Minimum Lifetime Rate(1):	4.972%
Interest-Only Hybrid ARMs:	15.38%

(1) ARM Loans only

- All references in the tables below to Weighted Average Debt-to-Income Ratio ***exclude*** zero values

The Group II Mortgage Loans

Distribution by Current Unpaid Principal Balance

Current Unpaid Principal Balance	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
50,000 or less	40	$ 1,407,044	1.39%	$ 35,176	8.564%	69.52%	569	87.61%	28.09%
50,001 - 100,000	70	4,933,152	4.87	70,474	8.557	79.85	568	84.86	36.16
100,001 - 150,000	36	4,660,787	4.60	129,466	8.462	80.20	573	75.13	40.03
150,001 - 200,000	19	3,381,115	3.34	177,953	8.516	81.21	553	67.97	34.97
200,001 - 250,000	11	2,405,707	2.38	218,701	8.444	83.37	556	63.56	36.32
250,001 - 300,000	8	2,244,709	2.22	280,589	8.389	78.36	578	38.05	43.82
300,001 - 350,000	33	11,218,206	11.08	339,946	7.004	80.29	590	54.31	42.31
350,001 - 400,000	53	19,891,104	19.65	375,304	6.741	79.23	597	63.99	40.10
400,001 - 450,000	40	17,190,061	16.98	429,752	6.454	77.64	618	65.24	45.17
450,001 - 500,000	19	9,147,510	9.04	481,448	6.770	76.47	602	84.42	36.97
500,001 - 550,000	8	4,212,809	4.16	526,601	6.688	77.79	633	74.54	39.00
550,001 - 600,000	21	12,269,347	12.12	584,255	6.938	74.88	601	62.09	37.61
600,001 - 650,000	6	3,833,112	3.79	638,852	6.940	77.79	593	100.00	43.07
650,001 - 700,000	3	2,029,000	2.00	676,333	6.754	77.37	595	100.00	40.78
700,001 - 750,000	1	738,750	0.73	738,750	6.625	75.00	591	100.00	33.03
750,001 - 800,000	1	775,000	0.77	775,000	6.125	65.96	573	100.00	50.12
850,001 - 900,000	1	880,000	0.87	880,000	7.625	69.02	571	100.00	41.75
Total	**370**	**$ 101,217,413**	**100.00%**	**$ 273,561**	**7.085%**	**78.01%**	**596**	**69.53%**	**40.19%**

Distribution by Current Gross Mortgage Rate

Current Gross Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
4.999% or below	2	$ 820,000	0.81%	$ 410,000	4.747%	78.50%	718	48.78%	38.11%
5.000% - 5.499%	16	7,355,212	7.27	459,701	5.219	77.05	645	55.27	39.93
5.500% - 5.999%	29	11,881,556	11.74	409,709	5.713	75.82	645	58.41	41.56
6.000% - 6.499%	23	11,441,429	11.30	497,453	6.228	76.64	613	82.14	41.29
6.500% - 6.999%	45	19,582,782	19.35	435,173	6.697	77.75	603	69.45	37.31
7.000% - 7.499%	25	10,009,563	9.89	400,383	7.178	79.12	572	68.02	42.28
7.500% - 7.999%	26	11,993,012	11.85	461,270	7.700	79.01	580	62.13	43.09
8.000% - 8.499%	70	11,490,634	11.35	164,152	8.321	80.57	566	79.57	39.47
8.500% - 8.999%	130	15,031,293	14.85	115,625	8.604	79.29	563	72.89	38.46
9.000% - 9.499%	2	911,919	0.90	455,960	9.175	69.03	518	100.00	49.21
9.500% - 9.999%	1	350,000	0.35	350,000	9.875	64.69	526	100.00	37.79
10.000% - 10.499%	1	350,013	0.35	350,013	10.375	62.67	530	100.00	46.64
Total	**370**	**$ 101,217,413**	**100.00%**	**$ 273,561**	**7.085%**	**78.01%**	**596**	**69.53%**	**40.19%**



The Group II Mortgage Loans

DISTRIBUTION BY FICO

FICO Score	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
N/A	1	$ 59,840	0.06%	$ 59,840	8.750%	26.43%	N/A	100.00%	28.92%
500 - 519	24	4,991,214	4.93	207,967	7.870	65.24	507	60.27	41.48
520 - 539	44	9,454,260	9.34	214,870	8.191	77.29	530	94.90	42.55
540 - 559	46	11,549,464	11.41	251,075	7.848	78.10	550	85.13	45.28
560 - 579	65	15,170,014	14.99	233,385	7.327	80.32	571	84.31	39.72
580 - 599	59	13,678,687	13.51	231,842	7.459	78.87	589	75.70	36.43
600 - 619	57	16,991,437	16.79	298,095	6.718	77.41	608	73.58	40.38
620 - 639	27	9,034,137	8.93	334,598	6.453	81.51	631	47.26	37.42
640 - 659	22	9,191,527	9.08	417,797	6.456	79.30	650	48.16	40.39
660 - 679	13	6,233,227	6.16	479,479	5.913	74.96	668	40.04	41.65
680 - 699	5	1,974,613	1.95	394,923	5.788	78.58	692	37.07	41.00
700 - 719	2	899,131	0.89	449,566	5.731	86.20	705	57.49	43.17
720 - 739	2	754,862	0.75	377,431	5.771	89.49	732	55.12	24.73
740 - 759	2	815,000	0.81	407,500	5.564	70.21	742	0.00	33.41
760 - 779	1	420,000	0.41	420,000	4.625	80.00	760	0.00	25.69
TOTAL	**370**	**$ 101,217,413**	**100.00%**	**$ 273,561**	**7.085%**	**78.01%**	**596**	**69.53%**	**40.19%**

DISTRIBUTION BY LIEN STATUS

Lien Status	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
First Lien	370	$ 101,217,413	100.00%	$ 273,561	7.085%	78.01%	596	69.53%	40.19%
TOTAL	**370**	**$ 101,217,413**	**100.00%**	**$ 273,561**	**7.085%**	**78.01%**	**596**	**69.53%**	**40.19%**

DISTRIBUTION BY ORIGINAL LTV

Original LTV	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
50.00% or below	24	$ 3,694,585	3.65%	$ 153,941	7.765%	43.28%	575	64.80%	35.53%
50.01% - 55.00%	7	1,512,140	1.49	216,020	7.506	52.40	545	34.27	42.09
55.01% - 60.00%	6	1,549,183	1.53	258,197	6.072	58.37	638	24.53	36.66
60.01% - 65.00%	11	3,135,349	3.10	285,032	7.720	63.79	549	63.54	39.44
65.01% - 70.00%	27	8,096,332	8.00	299,864	6.926	68.15	584	65.81	41.06
70.01% - 75.00%	48	16,087,435	15.89	335,155	6.903	73.54	601	66.39	39.79
75.01% - 80.00%	102	35,347,664	34.92	346,546	6.588	79.37	609	74.99	40.29
80.01% - 85.00%	44	11,039,392	10.91	250,895	7.528	83.83	582	79.00	42.38
85.01% - 90.00%	50	11,983,731	11.84	239,675	7.665	89.40	586	63.73	40.05
90.01% - 95.00%	51	8,771,602	8.67	171,992	7.811	94.55	604	70.87	39.64
TOTAL	**370**	**$ 101,217,413**	**100.00%**	**$ 273,561**	**7.085%**	**78.01%**	**596**	**69.53%**	**40.19%**



The Group II Mortgage Loans

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Full Documentation	269	$ 70,374,458	69.53%	$ 261,615	7.169%	78.57%	585	100.00%	40.67%
Reduced Documentation	89	27,217,783	26.89	305,818	6.896	76.36	618	0.00	39.20
Reduced Doc - No Ratio	5	2,034,901	2.01	406,980	5.971	79.84	682	0.00	0.00
Limited Documentation	6	1,119,071	1.11	186,512	8.495	78.62	568	0.00	34.23
No Doc (Zero Doc)	1	471,200	0.47	471,200	6.875	80.00	662	0.00	0.00
TOTAL	**370**	**$ 101,217,413**	**100.00%**	**$ 273,561**	**7.085%**	**78.01%**	**596**	**69.53%**	**40.19%**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Refinance – Cashout	266	$ 74,353,182	73.46%	$ 279,523	7.199%	76.46%	586	71.81%	39.88%
Purchase	77	19,440,819	19.21	252,478	6.743	84.05	623	62.90	41.03
Refinance – Rate/Term	27	7,423,412	7.33	274,941	6.836	77.74	625	64.08	41.26
TOTAL	**370**	**$ 101,217,413**	**100.00%**	**$ 273,561**	**7.085%**	**78.01%**	**596**	**69.53%**	**40.19%**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Owner Occupied	354	$ 98,423,980	97.24%	$ 278,034	7.093%	78.03%	595	70.12%	40.30%
Second Home	6	1,558,352	1.54	259,725	6.741	77.57	636	40.09	31.14
Non-Owner Occupied	10	1,235,081	1.22	123,508	6.903	76.95	632	59.13	39.42
TOTAL	**370**	**$ 101,217,413**	**100.00%**	**$ 273,561**	**7.085%**	**78.01%**	**596**	**69.53%**	**40.19%**

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Single Family Residence	298	$ 77,441,130	76.51%	$ 259,870	7.144%	78.17%	593	69.22%	40.16%
PUD	39	14,296,481	14.12	366,576	6.826	78.34	600	76.52	40.77
Condominium	17	5,636,296	5.57	331,547	6.527	81.69	630	59.39	40.34
2-4 Family Residence	5	1,897,866	1.88	379,573	7.539	75.62	587	77.15	36.70
Townhouse	9	1,419,238	1.40	157,693	7.622	66.86	577	40.15	38.81
Co-Op	2	526,402	0.52	263,201	8.287	45.53	559	85.21	43.88
TOTAL	**370**	**$ 101,217,413**	**100.00%**	**$ 273,561**	**7.085%**	**78.01%**	**596**	**69.53%**	**40.19%**

The Group II Mortgage Loans

Distribution by State

State	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
California - Southern	49	$ 21,601,357	21.34%	$ 440,844	6.279%	75.93%	616	59.94%	40.23%
New Jersey	44	14,595,386	14.42	331,713	7.370	77.12	581	68.80	42.73
New York	24	8,068,668	7.97	336,195	7.010	74.22	602	63.44	39.53
California - Northern	17	7,347,639	7.26	432,214	6.767	75.04	602	75.58	45.66
Georgia	18	5,226,924	5.16	290,385	7.632	85.20	576	78.27	41.41
Florida	20	4,804,435	4.75	240,222	6.836	77.05	598	54.32	35.82
Michigan	32	4,308,506	4.26	134,641	7.743	81.78	576	68.15	38.92
Maryland	12	4,154,741	4.10	346,228	7.679	81.61	576	89.39	40.26
Massachusetts	8	3,593,692	3.55	449,212	6.790	74.11	592	76.92	48.34
Illinois	10	2,704,690	2.67	270,469	7.721	82.05	603	87.24	44.85
Virginia	8	2,474,888	2.45	309,361	7.504	78.72	594	63.33	38.21
North Carolina	11	2,287,310	2.26	207,937	7.812	74.77	570	90.11	38.94
Minnesota	6	2,272,128	2.24	378,688	6.487	78.24	609	91.76	36.92
Texas	12	2,040,688	2.02	170,057	7.618	82.04	609	83.47	32.59
Colorado	3	1,382,241	1.37	460,747	5.730	84.12	688	0.00	35.90
Other	96	14,354,120	14.18	149,522	7.645	80.63	584	75.38	36.40
Total	**370**	**$ 101,217,413**	**100.00%**	**$ 273,561**	**7.085%**	**78.01%**	**596**	**69.53%**	**40.19%**

Distribution by Zip Code

Zip Code	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
90265	2	$ 1,249,312	1.23%	$ 624,656	5.770%	65.66%	613	52.03%	49.22%
92028	2	1,199,458	1.19	599,729	7.000	62.30	590	49.98	30.33
92677	2	1,175,814	1.16	587,907	6.393	73.14	576	62.83	40.81
91750	2	959,200	0.95	479,600	6.261	79.67	611	58.30	46.13
07704	2	910,041	0.90	455,021	6.458	71.80	590	100.00	38.21
08858	1	880,000	0.87	880,000	7.625	69.02	571	100.00	41.75
92688	2	857,500	0.85	428,750	6.008	76.25	598	100.00	42.74
95148	2	809,054	0.80	404,527	5.624	77.73	666	0.00	48.18
08724	2	808,558	0.80	404,279	6.942	82.25	551	100.00	36.76
92694	1	775,000	0.77	775,000	6.125	65.96	573	100.00	50.12
Other	352	91,593,476	90.49	260,209	7.155	78.66	596	69.43	40.01
Total	**370**	**$ 101,217,413**	**100.00%**	**$ 273,561**	**7.085%**	**78.01%**	**596**	**69.53%**	**40.19%**

Distribution by Remaining Term to Maturity

Remaining Term to Maturity (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
180 or less	19	$ 1,781,153	1.76%	$ 93,745	8.433%	76.38%	594	84.51%	25.03%
301 - 360	351	99,436,260	98.24	283,294	7.061	78.04	596	69.26	40.47
Total	**370**	**$ 101,217,413**	**100.00%**	**$ 273,561**	**7.085%**	**78.01%**	**596**	**69.53%**	**40.19%**

The Group II Mortgage Loans

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
15 YR BALLOON	8	$ 913,244	0.90%	$ 114,156	8.448%	82.54%	589	71.99%	30.69%
15 YR FIXED	11	867,909	0.86	78,901	8.417	69.90	599	97.70	19.08
2/ 6 MONTH LIBOR	219	62,480,835	61.73	285,301	7.273	78.64	580	73.50	41.56
2/ 6 MONTH LIBOR - 24M IO	34	14,529,004	14.35	427,324	5.988	78.31	649	46.76	38.91
2/1 ARM 1 YR LIBOR - 24M IO	1	649,953	0.64	649,953	6.375	79.27	657	100.00	40.25
30 YR FIXED	60	14,673,908	14.50	244,565	7.244	74.93	598	73.32	37.54
3/ 6 MONTH LIBOR	20	2,448,809	2.42	122,440	7.586	84.25	608	62.86	40.08
3/1 ARM 1 YR CMT	14	3,801,922	3.76	271,566	6.836	74.61	621	84.24	38.32
5/1 ARM 1 YR CMT - 60M IO	1	383,498	0.38	383,498	5.875	79.99	610	0.00	47.23
6 MONTH LIBOR	2	468,331	0.46	234,166	7.331	79.21	605	0.00	45.47
TOTAL	**370**	**$ 101,217,413**	**100.00%**	**$ 273,561**	**7.085%**	**78.01%**	**596**	**69.53%**	**40.19%**

DISTRIBUTION BY PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
0	110	$ 30,909,810	30.54%	$ 280,998	7.042%	78.25%	615	57.14%	40.05%
12	13	3,977,157	3.93	305,935	6.942	80.92	629	44.26	42.39
24	156	46,335,545	45.78	297,023	7.069	77.37	578	76.28	41.56
36	91	19,994,901	19.75	219,724	7.218	78.55	600	78.06	36.80
TOTAL	**370**	**$ 101,217,413**	**100.00%**	**$ 273,561**	**7.085%**	**78.01%**	**596**	**69.53%**	**40.19%**

DISTRIBUTION BY INITIAL PERIODIC RATE CAP OF THE ADJUSTABLE-RATE LOANS

Initial Periodic Rate Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
1.000%	2	$ 468,331	0.55%	$ 234,166	7.331%	79.21%	605	0.00%	45.47%
2.000%	1	649,953	0.77	649,953	6.375	79.27	657	100.00	40.25
3.000%	287	83,260,570	98.23	290,107	7.038	78.56	595	69.01	40.94
5.000%	1	383,498	0.45	383,498	5.875	79.99	610	0.00	47.23
TOTAL	**291**	**$ 84,762,352**	**100.00%**	**$ 291,280**	**7.029%**	**78.58%**	**596**	**68.56%**	**40.99%**

The Group II Mortgage Loans

DISTRIBUTION BY SUBSEQUENT PERIODIC RATE CAP OF THE ADJUSTABLE-RATE LOANS

Subsequent Periodic Rate Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
1.000%	275	$ 79,926,979	94.30%	$ 290,644	7.049%	78.76%	594	67.88%	41.10%
2.000%	16	4,835,373	5.70	302,211	6.698	75.66	625	79.67	39.29
TOTAL	**291**	**$ 84,762,352**	**100.00%**	**$ 291,280**	**7.029%**	**78.58%**	**596**	**68.56%**	**40.99%**

DISTRIBUTION BY GROSS MARGIN OF THE ADJUSTABLE-RATE LOANS

Gross Margin	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
2.501% - 3.000%	28	$ 12,038,360	14.20%	$ 429,941	5.652%	77.91%	669	24.25%	38.28%
3.001% - 3.500%	2	814,762	0.96	407,381	6.026	83.61	634	54.20	42.52
3.501% - 4.000%	5	2,181,944	2.57	436,389	6.435	87.42	668	29.79	40.88
4.001% - 4.500%	34	12,745,950	15.04	374,881	6.817	81.75	574	98.86	43.43
4.501% - 5.000%	58	17,643,474	20.82	304,198	7.004	79.80	589	92.42	41.27
5.001% - 5.500%	73	21,062,146	24.85	288,523	7.247	77.90	585	68.86	39.54
5.501% - 6.000%	42	10,558,684	12.46	251,397	7.725	74.11	568	48.41	41.05
6.001% - 6.500%	17	2,952,298	3.48	173,665	8.009	79.23	591	47.87	38.79
6.501% - 7.000%	10	2,578,209	3.04	257,821	9.017	67.80	548	97.09	52.32
7.001% - 7.500%	1	20,000	0.02	20,000	8.500	57.14	528	0.00	38.96
7.501% - 8.000%	3	546,703	0.64	182,234	6.834	79.79	587	86.64	32.41
8.001% - 8.500%	10	827,483	0.98	82,748	8.519	84.45	587	92.39	42.06
8.501% or above	8	792,339	0.93	99,042	7.940	84.93	584	53.30	42.09
TOTAL	**291**	**$ 84,762,352**	**100.00%**	**$ 291,280**	**7.029%**	**78.58%**	**596**	**68.56%**	**40.99%**

The Group II Mortgage Loans

DISTRIBUTION BY MAXIMUM MORTGAGE RATE OF THE ADJUSTABLE-RATE LOANS

Maximum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
10.500% or below	1	$ 50,369	0.06%	$ 50,369	8.500%	80.00%	535	100.00%	50.31%
10.501% - 11.000%	6	2,576,000	3.04	429,333	4.919	79.52	665	69.41	41.68
11.001% - 11.500%	17	7,544,031	8.90	443,767	5.342	76.65	649	50.58	39.80
11.501% - 12.000%	21	8,784,047	10.36	418,288	5.786	76.89	638	53.58	42.43
12.001% - 12.500%	25	11,922,023	14.07	476,881	6.338	78.85	609	77.24	39.29
12.501% - 13.000%	34	14,819,016	17.48	435,853	6.799	77.25	596	64.59	40.38
13.001% - 13.500%	23	9,364,728	11.05	407,162	7.305	76.88	576	72.42	42.34
13.501% - 14.000%	21	9,869,269	11.64	469,965	7.773	80.88	579	64.11	43.19
14.001% - 14.500%	91	13,227,813	15.61	145,361	8.405	81.33	559	75.67	40.15
14.501% - 15.000%	48	4,993,124	5.89	104,023	8.712	82.42	560	84.89	39.37
15.001% - 15.500%	2	911,919	1.08	455,960	9.175	69.03	518	100.00	49.21
15.501% - 16.000%	1	350,000	0.41	350,000	9.875	64.69	526	100.00	37.79
16.001% - 16.500%	1	350,013	0.41	350,013	10.375	62.67	530	100.00	46.64
TOTAL	**291**	**$ 84,762,352**	**100.00%**	**$ 291,280**	**7.029%**	**78.58%**	**596**	**68.56%**	**40.99%**

DISTRIBUTION BY MINIMUM MORTGAGE RATE OF THE ADJUSTABLE-RATE LOANS

Minimum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
2.501% - 3.000%	28	$ 12,038,360	14.20%	$ 429,941	5.652%	77.91%	669	24.25%	38.28%
3.001% - 3.500%	2	814,762	0.96	407,381	6.026	83.61	634	54.20	42.52
3.501% - 4.000%	5	2,181,944	2.57	436,389	6.435	87.42	668	29.79	40.88
4.001% - 4.500%	31	11,272,580	13.30	363,632	6.755	81.49	576	98.71	43.33
4.501% - 5.000%	56	17,762,298	20.96	317,184	7.015	80.32	589	92.47	42.11
5.001% - 5.500%	74	21,164,424	24.97	286,006	7.252	78.05	584	69.01	39.51
5.501% - 6.000%	40	9,964,070	11.76	249,102	7.728	73.63	564	45.33	41.46
6.001% - 6.500%	15	2,919,751	3.44	194,650	7.729	78.35	597	47.29	40.55
6.501% - 7.000%	10	2,578,209	3.04	257,821	9.017	67.80	548	97.09	52.32
7.001% - 7.500%	2	408,419	0.48	204,210	7.216	72.26	576	95.10	29.59
7.501% - 8.000%	3	568,090	0.67	189,363	6.881	79.16	582	100.00	30.52
8.001% - 8.500%	13	1,360,780	1.61	104,675	8.484	84.99	579	95.37	36.99
8.501% - 9.000%	10	818,901	0.97	81,890	8.617	84.18	578	87.08	42.21
9.001% - 9.500%	1	337,223	0.40	337,223	7.000	90.00	600	0.00	38.99
9.501% - 10.000%	1	572,541	0.68	572,541	6.875	69.91	584	100.00	30.92
TOTAL	**291**	**$ 84,762,352**	**100.00%**	**$ 291,280**	**7.029%**	**78.58%**	**596**	**68.56%**	**40.99%**

The Group II Mortgage Loans

DISTRIBUTION BY NEXT RATE ADJUSTMENT DATE OF THE ADJUSTABLE-RATE LOANS

Next Rate Adjustment Date	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
August 2004	1	$ 336,931	0.40%	$ 336,931	6.875%	75.00%	604	0.00%	46.94%
October 2004	1	131,400	0.16	131,400	8.500	90.00	607	0.00	41.69
February 2005	1	155,852	0.18	155,852	8.550	92.40	569	100.00	38.60
March 2005	1	388,419	0.46	388,419	7.150	73.04	578	100.00	29.11
April 2005	1	223,303	0.26	223,303	8.500	87.55	558	100.00	28.65
September 2005	1	437,431	0.52	437,431	7.000	80.00	571	0.00	49.29
October 2005	2	695,949	0.82	347,975	6.354	80.00	584	51.36	36.89
November 2005	4	1,062,481	1.25	265,620	8.001	68.03	605	94.07	61.94
December 2005	5	1,343,607	1.59	268,721	8.003	77.94	579	64.24	39.87
January 2006	13	4,043,562	4.77	311,043	7.224	78.88	588	55.57	37.86
February 2006	15	3,738,061	4.41	249,204	7.848	76.06	588	38.80	41.98
March 2006	34	10,713,192	12.64	315,094	7.060	80.85	584	70.31	40.79
April 2006	106	32,925,217	38.84	310,615	6.849	77.69	600	69.98	41.23
May 2006	70	21,893,118	25.83	312,759	6.979	79.57	593	73.40	40.95
June 2006	1	39,600	0.05	39,600	8.750	90.00	561	100.00	22.62
October 2006	2	428,222	0.51	214,111	7.956	73.56	592	100.00	39.16
December 2006	2	177,817	0.21	88,909	8.546	90.39	645	81.54	48.91
January 2007	2	491,925	0.58	245,963	6.824	73.82	619	100.00	41.47
February 2007	3	95,865	0.11	31,955	8.477	67.03	542	100.00	40.03
March 2007	9	1,571,106	1.85	174,567	7.273	79.46	608	78.54	39.58
April 2007	8	1,782,291	2.10	222,786	6.555	78.91	649	36.10	40.26
May 2007	8	1,703,505	2.01	212,938	7.256	78.76	594	100.00	35.33
March 2009	1	383,498	0.45	383,498	5.875	79.99	610	0.00	47.23
TOTAL	**291**	**$ 84,762,352**	**100.00%**	**$ 291,280**	**7.029%**	**78.58%**	**596**	**68.56%**	**40.99%**

Sensitivity Analysis

To Optional Termination

Class A-1 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	4.92	3.36	2.46	1.83	1.33
Principal Window (months)	1 - 172	1 - 119	1 -88	1 - 69	1 - 56

Class A-2 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	4.90	3.34	2.44	1.81	1.31
Principal Window (months)	1 - 172	1 - 119	1 -88	1 - 69	1 - 56

Class M-1 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	9.60	6.56	5.07	4.64	4.69
Principal Window (months)	55 - 172	37 - 119	41 - 88	46 - 69	53 - 56

Class M-2 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	9.60	6.56	5.01	4.34	4.21
Principal Window (months)	55 - 172	37 - 119	39 - 88	41 - 69	44 - 56

Class M-3 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	9.60	6.56	4.99	4.24	3.95
Principal Window (months)	55 - 172	37 - 119	39 - 88	41 - 69	43 - 56

Class M-4 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	9.60	6.56	4.97	4.19	3.84
Principal Window (months)	55 - 172	37 - 119	38 - 88	39 - 69	40 - 56

Class M-5 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	9.60	6.56	4.97	4.16	3.75
Principal Window (months)	55 - 172	37 - 119	37 - 88	38 - 69	40 - 56

Class M-6 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	9.60	6.56	4.95	4.13	3.70
Principal Window (months)	55 - 172	37 - 119	37 - 88	38 - 69	39 - 56

Sensitivity Analysis

TO MATURITY

Class A-1 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	5.26	3.63	2.68	2.00	1.42
Principal Window (months)	1 - 319	1 - 255	1 -197	1 - 157	1 - 127

Class A-2 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	5.23	3.61	2.65	1.97	1.38
Principal Window (months)	1 - 320	1 - 254	1 - 196	1 - 155	1 - 126

Class M-1 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	10.46	7.24	5.61	5.06	5.61
Principal Window (months)	55 - 289	37 - 218	41 - 166	46 - 131	53 - 106

Class M-2 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	10.40	7.19	5.50	4.72	4.52
Principal Window (months)	55 - 273	37 - 201	39 - 153	41 - 120	44 - 97

Class M-3 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	10.34	7.13	5.44	4.59	4.22
Principal Window (months)	55 - 252	37 - 182	39 - 138	41 - 108	43 - 87

Class M-4 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	10.26	7.07	5.37	4.50	4.08
Principal Window (months)	55 - 244	37 - 175	38 - 132	39 - 103	40 - 83

Class M-5 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	10.13	6.96	5.28	4.40	3.94
Principal Window (months)	55 - 222	37 - 158	37 - 118	38 - 92	40 - 74

Class M-6 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	9.98	6.85	5.18	4.30	3.84
Principal Window (months)	55 - 208	37 - 147	37 - 110	38 - 86	39 - 69

Interest Rate Corridor Notional Schedule

Period	Accrual Start Date	Accrual End Date	Notional Balance[1]	Low Strike Rate (%)	High Strike Rate (%)
1	06/08/2004	07/25/2004	443,250,000	6.45	9.25
2	07/25/2004	08/25/2004	433,367,000	6.45	9.25
3	08/25/2004	09/25/2004	423,018,000	6.45	9.25
4	09/25/2004	10/25/2004	412,802,000	6.66	9.25
5	10/25/2004	11/25/2004	402,713,000	6.45	9.25
6	11/25/2004	12/25/2004	392,748,000	6.67	9.25
7	12/25/2004	01/25/2005	382,903,000	6.45	9.25
8	01/25/2005	02/25/2005	373,178,000	6.46	9.25
9	02/25/2005	03/25/2005	363,598,000	7.15	9.25
10	03/25/2005	04/25/2005	354,173,000	6.46	9.25
11	04/25/2005	05/25/2005	343,377,000	6.68	9.25
12	05/25/2005	06/25/2005	334,387,000	6.47	9.25
13	06/25/2005	07/25/2005	325,628,000	6.69	9.25
14	07/25/2005	08/25/2005	317,093,000	6.48	9.25
15	08/25/2005	09/25/2005	308,764,000	6.49	9.25
16	09/25/2005	10/25/2005	300,623,000	6.71	9.25
17	10/25/2005	11/25/2005	292,689,000	6.51	9.25
18	11/25/2005	12/25/2005	284,958,000	6.74	9.25
19	12/25/2005	01/25/2006	277,424,000	6.57	9.25
20	01/25/2006	02/25/2006	270,083,000	6.68	9.25
21	02/25/2006	03/25/2006	262,931,000	7.52	9.25
22	03/25/2006	04/25/2006	255,962,000	7.14	9.25
23	04/25/2006	05/25/2006	-	0.00	0.00

(1) The Interest Rate Corridor Notional Schedule will be adjusted to reflect the final pool balance.

Net WAC Rate Cap (%)

Period	NWC[1] (%)	NWC[2] (%)	NWC[3] (%)
1	N/A	N/A	N/A
2	6.4452	6.4452	9.2060
3	6.4445	6.4471	9.2070
4	6.6598	6.6632	9.2152
5	6.4441	6.4498	9.2077
6	6.6589	6.6666	9.2068
7	6.4440	6.4524	9.2082
8	6.4440	6.4574	9.2022
9	7.1346	7.1523	9.2174
10	6.4447	6.4632	9.2056
11	6.6586	6.6836	9.1975
12	6.4435	6.4695	9.1875
13	6.6596	6.6910	9.1927
14	6.4433	6.4818	9.1873
15	6.4431	6.4869	9.1813
16	6.6564	6.7135	9.1914
17	6.4438	6.5085	9.1798
18	6.6574	6.7432	9.1885
19	6.4214	6.5741	9.1832
20	6.3842	6.6800	9.1801
21	7.0251	7.5153	9.1969
22	6.2642	7.1419	9.1913
23	6.2982	8.2282	8.2282
24	5.9888	8.5090	8.5090
25	6.1846	8.8214	8.8214
26	5.9867	8.5729	8.5729
27	5.9874	8.6091	8.6091

Period	NWC[1] (%)	NWC[2] (%)	NWC[3] (%)
28	6.1890	9.0208	9.0208
29	5.9897	9.0063	9.0063
30	6.1948	9.5050	9.5050
31	5.9969	9.2222	9.2222
32	6.0004	9.2733	9.2733
33	6.6498	10.3235	10.3235
34	6.0145	9.4830	9.4830
35	6.2257	10.1361	10.1361
36	6.0240	10.0255	10.0255
37	6.2252	10.3791	10.3791
38	6.0251	10.0800	10.0800
39	6.0259	10.1148	10.1148
40	6.2275	10.5754	10.5754
41	6.0274	10.5129	10.5129
42	6.2290	11.0500	11.0500
43	6.0289	10.6966	10.6966
44	6.0296	10.7007	10.7007
45	6.4463	11.4433	11.4433
46	6.0311	10.7267	10.7267
47	6.2329	11.1053	11.1053
48	6.0326	10.7633	10.7633
49	6.2345	11.1200	11.1200
50	6.0342	10.7623	10.7623
51	6.0349	10.7619	10.7619
52	6.2366	11.1249	11.1249
53	6.0365	10.7763	10.7763
54	6.2385	11.1355	11.1355

Period	NWC[1] (%)	NWC[2] (%)	NWC[3] (%)
55	6.0384	10.7766	10.7766
56	6.0388	10.7833	10.7833
57	6.6861	11.9390	11.9390
58	6.0386	10.7944	10.7944
59	6.2405	11.1605	11.1605
60	6.0400	10.8048	10.8048
61	6.2422	11.1620	11.1620
62	6.0416	10.7988	10.7988
63	6.0424	10.7951	10.7951
64	6.2446	11.1517	11.1517
65	6.0440	10.7883	10.7883
66	6.2462	11.1440	11.1440
67	6.0455	10.7816	10.7816
68	6.0463	10.7794	10.7794
69	6.6950	11.9304	11.9304
70	6.0479	10.7737	10.7737
71	6.2504	11.1296	11.1296
72	6.0495	10.7668	10.7668
73	6.2520	11.1222	11.1222
74	6.0511	10.7596	10.7596
75	6.0519	10.7559	10.7559
76	6.2545	11.1112	11.1112
77	6.0536	10.7491	10.7491
78	6.2562	11.1035	11.1035
79	6.0552	10.7416	10.7416
80	6.0560	10.7378	10.7378

(1) Assumes 1yr LIBOR remains constant at 2.090%, 6m LIBOR remains constant at 1.560%, 1m LIBOR remains constant at 1.100%, 1yr CMT remains constant at 1.770% and the cashflows are run at the *Pricing Speed*.

(2) Assumes 1yr LIBOR, 6m LIBOR, 1m LIBOR, and 1yr CMT increase instantaneously to 20.000%, the cashflows are run at the Pricing Speed, and no payments from the Corridor Contract are received or applied.

(3) Assumes 1yr LIBOR, 6m LIBOR, 1m LIBOR, and 1yr CMT increase instantaneously to 20.000%, the cashflows are run at the Pricing Speed, and all payments from the Corridor Contract are collected when due.

Excess Spread Table[(1)(2)]

Period	Forward 1mL (%)	Forward 6mL (%)	Forward 1yrL (%)	Forward 1yr CMT (%)	Forward Index Excess Spread (bps)	Static Index Excess Spread (bps)
1	1.1016	1.6380	2.1740	1.7960	400	400
2	1.2944	1.8190	2.3530	1.9281	470	489
3	1.4821	2.0330	2.5361	2.0715	450	488
4	1.8159	2.2113	2.6940	2.2024	424	493
5	1.8807	2.3645	2.8477	2.3343	409	487
6	2.2200	2.5306	2.9985	2.4544	384	491
7	2.1799	2.6880	3.1333	2.5717	378	485
8	2.5684	2.8610	3.2723	2.6918	339	484
9	2.5421	3.0087	3.3907	2.8216	371	500
10	2.7264	3.1420	3.5130	2.9583	322	482
11	2.8676	3.2920	3.6381	3.0998	319	487
12	3.1543	3.4231	3.7612	3.2593	279	480
13	3.2061	3.5312	3.8576	3.3994	285	485
14	3.4435	3.6315	3.9586	3.5365	252	478
15	3.3319	3.7169	4.0538	3.6597	261	477
16	3.6144	3.8239	4.1600	3.7813	247	481
17	3.6438	3.9198	4.2621	3.8898	233	475
18	3.7933	4.0304	4.3620	3.9856	232	479
19	3.7993	4.1114	4.4626	4.0723	220	470
20	3.9479	4.2092	4.5602	4.1468	211	465
21	3.9639	4.3106	4.6576	4.2136	254	477
22	4.1810	4.4118	4.7513	4.2707	219	450
23	4.2963	4.5159	4.8546	4.3324	283	437
24	4.2715	4.6009	4.9240	4.3631	314	419
25	4.3760	4.7168	5.0162	4.4148	321	423
26	4.5457	4.8100	5.0923	4.4567	290	415
27	4.5601	4.8991	5.1634	4.4993	290	414
28	4.7942	4.9809	5.2272	4.5404	291	419
29	4.7969	5.0786	5.2878	4.5835	289	411
30	4.9539	5.1290	5.3418	4.6255	302	416
31	4.9241	5.1932	5.3922	4.6687	288	408
32	5.0698	5.2483	5.4368	4.7109	277	407
33	5.0412	5.2979	5.4789	4.7543	335	424
34	5.3684	5.3405	5.5169	4.7967	259	405
35	5.0930	5.3608	5.5445	4.8320	314	410
36	5.3305	5.4157	5.5896	4.8835	281	402
37	5.2479	5.4498	5.6251	4.9264	307	406
38	5.3610	5.4816	5.6594	4.9675	275	404
39	5.2911	5.5139	5.6950	5.0088	289	410
40	5.4881	5.5452	5.7297	5.0493	294	419
41	5.4150	5.5786	5.7664	5.0918	291	414
42	5.5304	5.6116	5.8020	5.1345	304	421
43	5.4343	5.6465	5.8383	5.1795	295	416
44	5.5508	5.6816	5.8732	5.2254	285	416
45	5.4745	5.7184	5.9082	5.2731	333	429

Period	Forward 1mL (%)	Forward 6mL (%)	Forward 1yrL (%)	Forward 1yr CMT (%)	Static Index Excess Spread (bps)	Forward Index Excess Spread (bps)
46	5.6839	5.7547	5.9416	5.3199	278	417
47	5.6087	5.7926	5.9753	5.3669	312	423
48	5.7351	5.8289	6.0066	5.4103	285	417
49	5.6396	5.8646	6.0369	5.4503	314	423
50	5.7666	5.8972	6.0641	5.4838	283	417
51	5.6877	5.9286	6.0899	5.5120	291	417
52	5.9058	5.9570	6.1129	5.5328	294	423
53	5.8212	5.9846	6.1354	5.5479	287	418
54	5.9442	6.0092	6.1553	5.5548	299	424
55	5.8310	6.0324	6.1742	5.5543	290	418
56	5.9500	6.0525	6.1908	5.5448	280	418
57	5.8539	6.0712	6.2067	5.5287	351	436
58	6.0676	6.0875	6.2207	5.5061	272	418
59	5.9655	6.1035	6.2349	5.4804	304	424
60	6.0797	6.1175	6.2476	5.4514	276	418
61	5.9485	6.1312	6.2601	5.4220	308	424
62	6.0597	6.1433	6.2714	5.3926	277	418
63	5.9491	6.1554	6.2828	5.3647	288	418
64	6.1611	6.1663	6.2935	5.3374	289	424
65	6.0476	6.1778	6.3050	5.3120	281	418
66	6.1595	6.1883	6.3159	5.2873	292	424
67	6.0195	6.1990	6.3275	5.2641	285	418
68	6.1304	6.2088	6.3386	5.2419	275	419
69	6.0130	6.2189	6.3506	5.2222	348	436
70	6.2285	6.2286	6.3626	5.2051	266	419
71	6.1091	6.2394	6.3761	5.1927	299	425
72	6.2220	6.2501	6.3899	5.1850	270	420
73	6.0766	6.2618	6.4051	5.1835	303	427
74	6.1899	6.2736	6.4206	5.1886	273	421
75	6.0696	6.2867	6.4375	5.2011	284	422
76	6.2919	6.3003	6.4544	5.2204	286	428
77	6.1716	6.3157	6.4725	5.2472	279	423
78	6.2905	6.3318	6.4902	5.2809	290	430
79	6.1457	6.3495	6.5079	5.3218	283	424
80	6.2665	6.3679	6.5246	5.3692	273	425
81	6.1489	6.3875	6.5407	5.4227	348	444
82	6.3820	6.4068	6.5550	5.4809	266	427
83	6.2655	6.4264	6.5686	5.5434	300	433
84	6.3941	6.4445	6.5796	5.6081	271	428
85	6.2532	6.4612	6.5887	5.6744	304	435
86	6.3808	6.4750	6.5945	5.7406	273	430
87	6.2617	6.4867	6.5982	5.8070	285	431
88	6.4968	6.4953	6.5994	5.8729	285	437
89	6.3713	6.5018	6.5996	5.9394	279	N/A

(1) Run at the Pricing Speed.

(2) Calculated as: (a) interest collections on the Mortgage Loans (net of trustee fees and servicing fees) less total interest on the Certificates divided by (b) the aggregate principal balance as of the beginning of the related Due Period, such amount multiplied by 12.

FOR ADDITIONAL INFORMATION PLEASE CALL:

UBS SECURITIES LLC	
Asset-Backed Finance	
Shahid Quraishi	(212) 713-2728
Jay Lown	(212) 713-3670
Paul Scialabba	(212) 713-9832
Glenn McIntyre	(212) 713-3180
Obi Nwokorie	(212) 713-3270
Martin Priest	(212) 713-3153
Michael Boyle	(212) 713-4129
Verdi Contente	(212) 713-2713
Anthony Beshara	(212) 713-2804
Michael Braylovsky	(212) 713-3744
ABS Syndicate & Trading	
Jack McCleary	(212) 713-4330
Stuart Lippman	(212) 713-2946
Joseph Ruttle	(212) 713-4330

RATING AGENCIES		
Moody's Investors Service		
Joseph Grohotolski	Tel:	(212) 553-4619
	Email:	joseph.grohotolski@moodys.com
Standard & Poors		
Jane Agarkova	Tel:	(212) 438-1127
	Email:	jane_agarkova@standardandpoors.com
Fitch Ratings		
Kei Ishidoya	Tel:	(212) 908-0238
	Email:	kei.ishidoya@fitchratings.com

For structural runs and/or .cdi file requests, please contact Martin Priest at:
martin.priest@ubs.com